gensym

Gensym Corporation
2001 Annual Report



ABOUT GENSYM

Gensym Corporation is a provider of software products and services that enable organizations to automate aspects of their operations that have historically required the direct attention of human experts. Gensym's product and service offerings are all based on or relate to Gensym's flagship product G2, which can emulate the reasoning of human experts as they assess, diagnose, and respond to unusual operating situations or as they seek to optimize operations.

With G2, organizations in manufacturing, communications, transportation, aerospace, and government maximize the performance and availability of their operations. For example, Fortune 1000 manufacturers such as ExxonMobil, DuPont, LaFarge, Eli Lilly, and Seagate use G2 to help operators detect problems early and to provide advice that avoids off-specification production and unexpected shutdowns. Manufacturers and government agencies use G2 to optimize their supply chain and logistics operations. And communications companies such as AT&T, Ericsson Wireless, and Nokia use G2 to troubleshoot network faults so that network availability and service levels are maximized. Gensym has numerous partners who can help meet the specific needs of customers. Gensym and its partners deliver a range of services, including training, software support, application consulting and complete solutions. Through partners and through its direct sales force, Gensym serves customers worldwide.

April 8, 2002

To Our Shareholders:

On August 3, 2001, Gensym's Board of Directors asked me to again take over as CEO. They asked me to bring Gensym back to healthy profitability around its G2 business. As the founding CEO of Gensym in 1986, I was delighted to have this special opportunity to lead Gensym forward from a difficult period toward a strong future that should reward all stakeholders, notably our loyal investors.

We Returned to Profitability During the Second Half of 2001

Our return to profitability has involved a significant restructuring of our company. Please see our August 6, 2001 press announcement, available on our Web site, for more details about this restructuring.

With our new organization, Gensym achieved operating profitability, excluding a restructuring charge, in Q3 of 2001 in the face of several disrupting factors, including a change in company management and strategy, reduced staffing, and the business aftershock of the September 11 terrorist attacks. During Q4 2001, we continued to be profitable and completed our financial turnaround by further reducing costs and by selling our NetCure product line to Rocket Software, Inc. of Natick, Massachusetts for $2.5 million in cash. We are pleased to have accomplished this without significant dilution to shareholders or assumption of any debt.

We continue to have high levels of software maintenance renewals. We have also seen strong interest in the broad rollout of our technology. For example, in January 2002, we announced a deal with Transco, the UK's largest gas pipeline company, that is expected to total over $2 million in G2 licenses and services. Transco will be deploying applications based on G2 technology to help maximize the performance and availability of their pipeline network.

On the basis of our experience in the latter part of 2001, as well as our cost reduction efforts and reinvigoration of our established customer base, we anticipate profitability throughout 2002.

We are Refocused on our G2-based Business

Gensym has recommitted to the strong support of our established customers, both end users and partners. I have been pleased by the positive and helpful response from our user community.

Specifically, we are refocused on the support and further evolution of our G2 and G2-based products. The heart of all our offerings is our world-leading real-time expert system platform, G2. G2 is unmatched as a real-time reasoning engine, and with over 13 years of proven online success, I believe it is as stable a software platform as any in the marketplace. There is no other product that begins to offer the power of G2 for monitoring, diagnosing, and optimizing operational processes—that is, for expertly managing complex processes. Many of the world's largest manufacturing, telecommunications, aerospace, financial, and government organizations are currently using the G2 family of software for mission-critical applications. We take great pride in our installed base and we are committed to its long-term support.

G2 is a strong platform for our application-specific offerings such as Integrity, Optegrity, e-SCOR, ReThink, and NeurOn-Line. Even as the company has restructured, we have continued to maintain our engineering strength so that G2 and our G2-based platforms can continue to advance their leadership positions. I am proud of the capabilities and dedication of our seasoned staff of G2 software developers and consultants.

Our technical staff is working hard on exciting new releases of our G2 software family. Areas of major focus include:

- *A new Windows Interface*—We are well on the way to introducing a fully Windows-compliant version of G2, which will provide immediate value to most of our installed customer base.
- *Web readiness*—G2 is readily deployable on Web browsers today. We are extending G2's facilities for taking advantage of emerging Web standards, such as XML and Microsoft's .NET.
- *Graphical enhancements*—We are adding to G2's ability to represent knowledge visually in the form of connected objects.
- *Greater developer productivity*—We are continually adding new features that speed up development and deployment efforts.
- *More powerful reasoning engine*—G2 is the world's leading real-time reasoning engine, and we will continue to enhance its reasoning capabilities with every release.
- *Continued platform stability*—We have evolved a very systematic set of internal development practices for ensuring a highly stable software platform and will continue to apply these practices in all future G2 releases.
- *Rapid integration*—We are working on saving substantial integration time through new abilities to automatically configure connections to data sources such as databases and plant historians.

Gensym has just released new versions of all our major products: G2, NeurOn-Line, Integrity, Optegrity, and e-SCOR. We have also reintroduced our business process management product, ReThink, and have extended it for real-time workflow automation. These releases all add important new functionality while continuing to provide high levels of stability. We plan to continue to regularly enhance and update all our products.

We have Re-established Strong Connections to our User Community

In early April, we held our annual worldwide Gensym User Society Meeting, GUS 2002, in Cambridge, Massachusetts. Holding these meetings publicly demonstrates our commitment to advancing our G2 technology and G2-based products. GUS 2002 featured presentations about the successful use of G2 technology from major organizations such as Intel, Alcan, DynCorp, Ericsson, Harte Hanks, Hitachi, Mitre, Science Systems, Siemens, and Yamatake.

Also, at GUS 2002, Gensym kicked off a new Technology Advisory Committee. Coordinated by our Director of G2 Application Products, Philippe Printz, the Technical Advisory Committee includes representatives from Ericsson, Fidelity, Intel, Itochu Techno-Science (CTC), Minnovex Technologies, Siemens/ORSI, and the U.S. National Simulation Center. The Committee will meet regularly to offer Gensym guidance on its technology directions.

We are Investing Strongly in our Future

Our financial turnaround has given us the resources we need to move ahead aggressively with our G2 technology. In Q4 2001, I announced a strategy of indirect channel development, a key to which will be major enhancements to G2 and G2-based technology in the areas of standards support, graphical user interfaces, ease of application development, and unification of reasoning capabilities.

I am excited about this strategy because I believe that G2 and our G2-based products are uniquely powerful software platforms for sophisticated "management" applications of all kinds: manufacturing process management, network management, supply chain management, business process management, service-level management, and more. I believe these are excellent application areas in which Gensym can develop new business through indirect channels.

To execute on the new strategy, Gensym is rebuilding its management team and adding new engineering and marketing resources. We have initiated retained executive searches for a new Chief Financial Officer and a new Vice President of Sales. These searches will be concluded shortly. In the interim, Thomas Swithenbank, a member of the Board of Directors, has stepped in as Gensym's interim Chief Financial Officer. We have also promoted two key sales executives: Samy Achour to Vice President of European Sales and Mark Starnes to Vice President of Government Sales.

As I write this letter, it has been just over eight months since Gensym recommitted to its historic G2-based business. As I reflect back on our accomplishments during this time and the plans we have for moving forward, I am very optimistic about what the future holds for Gensym and its stakeholders. I believe a solid foundation is in place for Gensym to move profitably forward with its business strategy during 2002 and beyond.

I thank you for your continued support of our company as we move ahead to achieve our objectives and thereby increase the value of your investment in Gensym.

Sincerely,

Lowell B. Hawkinson
Chairman, President, and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

OR

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number: 0-27696

GENSYM CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**04-2932756**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
52 Second Avenue Burlington, MA	**01803-4411**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (781) 265-7100

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12 (g) of the Act:

Common Stock, $.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

As of March 6, 2002 there were 6,632,947 shares of the Registrant's Common Stock outstanding. As of that date, the aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $4,643,063.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for the 2002 Annual Meeting of Stockholders to be held on Thursday, May 16, 2002 are incorporated by reference into Part III of this Form 10-K.

PART I.

ITEM 1. BUSINESS

General

Founded in 1986, Gensym Corporation is a provider of software products and services that enable organizations to automate aspects of their operations that have historically required the direct attention of human experts. Our product and service offerings are all based on or relate to Gensym's flagship product, G2, which can emulate the reasoning of human experts as they assess, diagnose, and respond to unusual operating situations or as they seek to optimize operations.

With G2, organizations in manufacturing, communications, transportation, aerospace, and government maximize the performance and availability of their operations. For example, Fortune 1000 manufacturers such as ExxonMobil, DuPont, LaFarge, Eli Lilly, and Seagate use G2 to help operators detect problems early and to provide advice that avoids off-specification production and unexpected shutdowns. Manufacturers and government agencies use G2 to optimize their supply chain and logistics operations. And communications companies such as AT&T, Ericsson Wireless, and Nokia use G2 to troubleshoot network faults so that network availability and service levels are maximized.

We have numerous channel partners who can help meet the specific needs of customers. Our company and our channel partners deliver a range of services, including training, software support, application consulting and complete solutions. Through channel partners and through our direct sales force, we serve customers worldwide.

2001 Restructuring

In August, 2001, Lowell B. Hawkinson, a founder of Gensym, succeeded Patrick Courtin as our chairman, president and chief executive officer. Mr. Hawkinson previously served as our chairman and chief executive officer from 1986 to 1999. Also in August 2001, we announced a strategic restructuring plan that included a 40% reduction in workforce and a renewed focus on our existing customer base and our G2 and G2-based products. We also realigned our software and services into two major product lines: one comprised of G2 and G2-based products, which are sold in both the expert manufacturing and network management market segments, and the other comprised of NetCure and related products which are sold exclusively in the network management market segment. As part of the strategic restructuring, we announced that we would seek strategic partners to promote and exploit the NetCure product line and that we would explore and consider our options with respect to the sale of the NetCure product line to an established market participant capable of exploiting it. On November 9, 2001 we sold the NetCure product line to Rocket Software, Inc. for $2.5 million in cash.

Strategy

Our long-term strategy is indirect channel development of our G2 and G2-based products with a focus on our historic markets including manufacturing, communications, transportation, aerospace, and government. To facilitate indirect channel development, we are enhancing our G2 technology in the areas of standards support, graphical user interfaces, ease of application development, and reasoning capabilities. These enhancements will help channel partners bring powerful G2-based applications to market more quickly and efficiently, with interfaces that take full advantage of the latest Internet and Microsoft standards. As part of the strategy, we will continue to advance our G2-based products, e-SCOR, ReThink, Integrity, Optegrity, and NeurOn-Line.

Products

Our core technology is an extensible, customizable software platform known as G2. We sell G2 and a growing number of products based on it.

G2

G2, our core technology, is a comprehensive, object-oriented environment for rapidly building and deploying mission-critical, expert-system applications that improve complex business operations. With G2, organizations achieve higher levels of efficiency, availability, responsiveness, consistency and quality. G2 applies knowledge that represents the experience of the best operations personnel, combined with analytical models constructed by engineers and business professionals and models derived from past performance, to real-time or model data, in order to reach conclusions, provide advice, and take real or simulated actions in a timely fashion. G2 can follow multiple lines of reasoning based on this knowledge and consider multiple problems concurrently. G2 maintains an understanding of the behavior of processes over time and the timeliness of information, both of which are important for real-time management of operations. G2 incorporates a broad array of integrated technologies that enable application developers to implement object-oriented applications without the need for conventional computer programming.

G2 enables an application developer to express objects, rules, models and procedures using structured natural language so that they can be readily understood and modified. The G2 development environment enables a developer to test an application using simulated data and to view the results graphically. In this way, an application can be tested under various scenarios before deployment. Rapid incremental application development can be done interactively to facilitate application improvements during prototyping, during development and even while in deployment. Using G2's ability to support rapid application development, a developer can show a dynamic, graphically animated prototype of an application to an end-user at an early stage.

Using G2, an application developer can model a process in terms of interrelated objects, which may be in graphical or schematic diagram form. These object-based graphical connections enable G2 to reason about the interdependent behavior of connected process objects. G2's high-level representation of knowledge enables persons in many positions and roles in an organization to develop applications more quickly and easily, while aiding the ability to maintain and reuse the applications. Using Telewindows, a component of G2, developers at multiple geographic locations can work in teams to concurrently develop applications.

Applications built on G2 are portable and interoperable across a number of computer platforms, so solutions can be offered on a wide range of platforms and later migrated to new and more powerful computers and operating systems. G2 currently runs on PCs running Windows 98/NT/2000/XP and on workstations from Compaq, Hewlett-Packard, IBM, Sun Microsystems and others. G2 currently runs under Windows, as well as the UNIX and Linux operating systems.

G2 enables many procedures or rules to be active concurrently. A procedure or rule can be executing, suspended to allow other computations to occur, or waiting for a triggering event. G2 enhances the reliability of online applications by its facility to save "snapshots" of a process state and "warm boot" to the last saved state, so that an intelligent real-time system can resume after power failures or other interruptions. Applications can also be modified without interrupting the running of the application.

G2 can support concurrent access to multiple sources of data and high-performance data exchange. Once an application is deployed, our products such as Telewindows and our G2 WebLink enable multiple users to share that application concurrently. Telewindows and G2 WebLink are available on all G2 platforms as well as on PCs running Windows.

NeurOn-Line

NeurOn-Line® is an extensible software platform that enables non-programmers who have little or no experience with neural networks to take advantage of this technology, particularly for online, dynamic applications. NeurOn-Line can identify and generate models of the physical behavior of processes and of relationships among process variables, when given a sufficient set of data. These models can then be used online to compare process behavior with the model's prediction and to control processes. The development of neural network applications in NeurOn-Line is done graphically by selecting objects from menus, connecting them, and entering attribute and control information. NeurOn-Line Studio is a Windows desktop tool for off-line analysis, modeling, and design optimization of processes, based on data from a data historian or spreadsheet data arrays. To make the tool easy for process engineers to use, many technical decisions such as selection of relevant inputs, time delays, and network architecture are automated. Once a model has been built for a process, NeurOn-Line Studio enables users to discover more profitable ways to run it through simulation and optimization. NeurOn-Line Studio models can be deployed either in a G2 environment or as Microsoft ActiveX objects in embedded Windows applications.

Optegrity

Optegrity™ is an extensible software platform that delivers abnormal condition management applications for the process manufacturing industries. Optegrity applications ensure sustained operational performance and continuous availability of production assets. Its applications detect and resolve abnormal process conditions early—before they disrupt productivity and threaten quality and profits. Optegrity enables process manufacturers to effectively manage their production processes. Applications based on the Optegrity platform turn data into information to quickly identify, isolate and solve operational problems. Optegrity applications also enable process manufacturers to increase the availability of production assets; reduce off-specification production; minimize or eliminate unplanned shutdowns; improve operator productivity; lower production costs; raise operational safety levels; increase process utilization and enable non-stop operation.

Integrity

Integrity is an integrated, extensible platform for intelligently managing faults and service levels of voice and data networks. Integrity maintains continuous availability by detecting, diagnosing and correcting problems before they affect services. The software helps users lower operating costs and improve service quality. Network service providers, network management companies, telecommunications equipment manufacturers and end-user corporations use Integrity to manage the performance of many different types of networks. Applications based on Integrity can interoperate with a number of other network management programs, such as HP OpenView and IBM NetView, and provide intelligent operations support capable of addressing today's complex communications operations problems. With Integrity, users have an enhanced ability to meet service-level agreements, to manage growth cost-effectively, to minimize the risks of implementing new services and technologies, and to gain competitive advantage. Key functional uses include early detection of network problems, alarm/message/event filtering, alarm correlation across disparate platforms, root-cause analysis, anticipating effects of network failures, and recommending and/or automating appropriate corrective actions.

ReThink

ReThink is a flexible software platform for graphical simulation, analysis, and automation of business processes. As a simulation and analysis tool, ReThink enables users to model their business operations as it currently operates. Users can define key performance metrics and determine how business operations measure against those metrics. From a model, users can simulate and analyze business-process alternatives. Unlike other simulation tools, ReThink's models become deployable to monitor and automate the execution of business processes. ReThink can monitor business processes in real time, alerting operations personnel to potential problems as they occur. ReThink's models can automate the online execution of business processes to help achieve sustained performance.

e-SCOR

e-SCOR is our product for supporting supply-chain design decisions. Based on the Supply Chain Council's SCOR standard, e-SCOR drives strategic decisions by evaluating and comparing alternative supply-chain designs and management strategies. With e-SCOR, users can simulate various configurations, test the robustness of a supply-chain configuration, and identify the service levels required for each member of a supply-chain network.It can help identify the weak links and areas for improvement within a supply chain. e-SCOR is highly flexible and is ideal for performing "what-if" analyses. e-SCOR is intended to help businesses keep up with today's fast-paced Internet-driven world of e-business.

Target Market and Customers

Our customers include end-users, value-added resellers, systems integrators and original equipment manufacturers. Many of the largest industrial corporations in the world are our customers. For example, in the manufacturing market, customers include Fortune 1000 firms such as DuPont, Eli Lilly, El Paso Energy, Emerson, ExxonMobil, IMC Agrico, Invensys, LaFarge, Seagate, Siemens, and Shell. In the government sector, the U.S. Department of Defense, Department of Energy, Mitre, and NASA are customers. In the communications sector, companies such as AT&T, Computer Sciences Corporation, Ericsson, and Nokia are customers.

Manufacturing has been a key market for us since our founding in 1986. We target manufacturing who are looking to manage complex processes in order to improve product quality, manufacturing systems availability, or increase the safe operation of their facilities. Working with our network of value-added resellers, systems integrators and through our own consulting organization, customers deploy custom applications based on our technology that fit their particular requirements.

We have been delivering technology platforms and solutions to network equipment manufacturers and service providers for many years. Companies such as AT&T and Computer Sciences Corporation use our technology platforms in their network operations centers to help increase system availability by deciphering and resolving complex network problems. Motorola, Ericsson, and Nokia all have original equipment manufacturer partnerships with us and include our software in their own network management solutions. Service providers and original equipment manufacturers continue to be our principal target markets. Our original equipment manufacturer partners embed our software within their own product offerings. We have established relationships with several original equipment manufacturers, including Motorola and Ericsson. Motorola uses our G2 technology for the intelligence within their Network Health Analyzer, a product within their cellular infrastructure family. Ericsson has chosen our G2 software as the foundation for its Fault Management eXpert product that intelligently handles network faults.

Our strategic supply-chain design product, e-SCOR, is targeted at enterprises that understand the critical need to continually improve the management of their supply chain operations. We developed e-SCOR based on the Supply Chain Council's Supply Chain Operations Reference (SCOR) model. e-SCOR enables senior supply-chain and executive managers to evaluate the state of their supply chain and perform "what-if" analyses of their supply-chain options, before they make changes that could affect the performance of their supply chain and their business. e-SCOR is designed to help businesses keep up with today's fast-paced Internet-driven world of e-business. We seek to develop our e-SCOR business primarily through indirect channel partners.

Our ReThink product is targeted at a wide range of enterprises that seek to improve the performance of their complex business processes through analysis and automation. For example, Harte Hanks has built a Customer Relationship Management product using ReThink to automate the analysis and processing of electronic consumer transactions. ReThink is also used by the U.S. Department of Defense to analyze and automate logistics processes.

Sales and Marketing

We use both a direct sales force and selected channel partners to bring our products and services to end-users.

We have direct sales offices in the U.S. and Europe and partners worldwide. In 2001, 2000 and 1999, we received 44%, 44%, and 46% of our total revenues, respectively, from international operations. Our domestic and international sales as a percentage of total revenues in 2001, 2000 and 1999 are as follows:

	2001	2000	1999
United States	56%	56%	54%
United Kingdom	11	8	7
Rest of Europe	18	24	24
Other	15	12	15
	100%	100%	100%

Our direct sales force sells to major accounts and provides personal contact with customers, both directly and through partners. Solutions engineers perform demonstrations at customer sites and assist customers in evaluating their technical requirements and in implementing our technology. Seminars and workshops are hosted at our larger offices and via Web seminars to demonstrate our products. We offer basic and advanced training courses that teach prospective and new customers how to build and deploy applications using our software.

We also distribute our products through a network of systems integrators and value-added resellers, who are selected for their capability to provide end users with focused application solutions built on G2 and our other software platforms. These systems integrators and value-added resellers currently include organizations such as ABB Automation, Electronic Data Systems, Emerson, Invensys, Minnovex, Science Systems, and Siemens. Product revenues from systems integrators and value-added resellers represented over 26%, 28%, and 25% of our product revenues for 2001, 2000 and 1999, respectively.

We market our products in Japan, South America and certain other countries through distributors. These distributors have technical competence in the application of G2 and our other technologies, market our products, provide local training and support assistance to customers, translate documentation, help localize software, and provide systems integration services.

Our marketing personnel engage in a variety of activities, including lead generation, in-person and Web-based seminars, trade shows, public relations, direct marketing, advertising, and promotion of customer applications for publication in industry magazines and journals. More than 300 case studies of successful applications have been documented.

Service and Support

We believe that a high level of customer service and support is critical to customer satisfaction and project and application success. Most of our customers attend one to three weeks of training and implement their applications using the development features of our software. We offer a regular schedule of courses in our offices in North America and Europe, and special on-site training courses are offered around the world on an as-needed basis. Direct application-engineering services are available to customers internationally, to support end users as well as our marketing partners.

We offer several customer service options that all include various levels of telephone support, software updates, FTP bulletin board access, membership in the Gensym Users Society and access to HelpLink, a workflow-enabled Web application that greatly enhances the service experience. The highest level of customer service support includes 24x7 callback service. Maintenance is mandatory for the first year after purchase and may be renewed in subsequent years. We typically charge a percentage of the list price bundled fee for customer service. We have service centers in North America and Europe. Local marketing partners provide service in Asia and other areas of the world.

We offer a variety of application engineering and consulting services on a fee-for-service basis. We have expertise in applying our software in a variety of areas, including network and systems management; manufacturing process management; process design, modeling and simulation; pharmaceutical process design and control; water treatment; logistics; transportation; and finance. A key mission of our consulting staff is to assist partners, as well as end users, in the successful development and deployment of intelligent systems applications based on G2 and our other platforms.

We offer a progressive series of introductory, intermediate and advanced training courses for customers, partners and potential users of our products. The courses are taught at our corporate headquarters in Burlington, Massachusetts, at our worldwide sales offices, and at customer locations.

We provide continuing support to the Gensym Users Society, an organization consisting of users of our software who are covered by current maintenance contracts. GUS 2002, a worldwide meeting of the Gensym User Society, will be held in Cambridge, Massachusetts in April 2002.

Research and Development

We believe that our future success will depend upon our ability to enhance existing products as well as to develop and introduce new products that keep pace with technological developments in the marketplace and address the increasingly sophisticated needs of our customers. We intend to expand existing product offerings and to introduce new applications. While we expect that certain new products will be developed internally, we may, based on timing and cost considerations, acquire or license technology and/or products from third parties or consultants.

New products and enhancements to existing products are typically developed in response to market analysis and feedback from customers obtained by our customer support and consulting personnel. New product initiatives are also taken to address targeted markets and industry standards. For example, we are currently developing a new graphical user interface for G2 based on Microsoft Windows standards. We plan to deliver Windows user interface functionality in incremental steps, with beta release scheduled for the second half of 2002 and commercial release in the second half of 2003. As part of this work, we will be enhancing the graphical representation of knowledge within G2. Applications that we have already developed and deployed will be able to take advantage of the new graphical user interface without a significant re-engineering effort.

Competition

In the manufacturing market, a number of software companies offer products that perform certain functions of G2 for specific applications. We believe that our products offer, as a single seamlessly integrated environment, the most comprehensive set of software technologies available to successfully build a broad range of intelligent system applications. Competition in the expert manufacturing market includes point solutions, real-time and expert system products and traditional programming or internally developed software.

Companies such as Aspen Technology, Pavilion and Ilog S.A., sell solutions that compete with our products with respect to specific applications or uses. An intelligent system based on point solutions, however, requires the integration of various software packages from different vendors, and is often difficult to maintain. Although our competitors' systems may provide a faster implementation, we believe that these systems may fail to provide the capabilities and flexibility needed to satisfy the changing requirements of a dynamic complex environment. Point solutions may also fail to provide the extensibility to add rules and neural networks, and may be difficult to migrate to more powerful computers.

We face competition in the network management market from a number of companies. Our competitors in this market include Micromuse, System Management Arts (SMARTS) and RiverSoft. Each of these companies offers products that differ from our products in a variety of ways. Customers select products based on the particular features and overall management approach to network availability each vendor delivers. We believe that our Integrity product is differentiated from the competition by virtue of its customization capabilities, which is a key element for large organizations managing diverse complex networks such as those operated by Computer Sciences Corporation and AT&T.

The principal competitive factors in all of our markets are functionality, ease of use, price, distribution capabilities, quality, performance, customer support, and availability of application software implementation services. In order to maintain our competitive position, we must continue to enhance our existing products and introduce new products that meet evolving customer requirements. There is no assurance that our market position or competitive advantages will continue. See "Factors That May Affect Future Results."

Proprietary Rights

We rely primarily on a combination of patent law, copyright law and trade secret law to protect our proprietary technology. We have one patent covering specific aspects of our core product, G2. The scope of the patent relates to application security. Specifically, the patent recognizes a unique means for restricting user access to the configurable portion of the application's user interface, thereby making the application secure. We do not have any registered copyrights. We also have internal policies and systems to limit access to and keep confidential our trade secrets. We distribute our products under software license agreements that contain various provisions to protect our ownership of and the confidentiality of the underlying technology. We also require our employees and other parties with access to our confidential information to execute agreements prohibiting the unauthorized use or disclosure of our technology. In addition, we periodically review our proprietary technology for its ability to be patented. Despite these precautions, it may be possible for a third party to misappropriate our technology or to develop similar technology independently. In addition, effective patent, copyright and trade secret protection may not be available in every foreign county in which our products are distributed.

Certain technology used in our products is licensed from third parties. We believe that, in general, comparable licenses are available on commercially comparable terms from a number of licensors and does not believe that any of our products are significantly dependent upon such licensed technologies.

Despite our efforts to protect our proprietary rights, attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. There can be no assurance that others will not develop products that infringe our proprietary rights or are similar or superior to those developed by us. Policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, results of operations and financial condition. Also, there can be no assurance that third parties will not assert infringement claims against us in the future with respect to current or future products. Any such assertion could require us to enter into royalty arrangements or result in costly litigation, which could have a material adverse effect on our business, results of operations and financial condition.

Gensym®, G2®, NeurOn-Line®, ReThink®, OPEX®, Telewindows® and Operations Expert® are our registered trademarks. The Gensym logo, GDA, G2 WebLink, and Optegrity are our trademarks. We have filed applications to register Gensym, G2, NeurOn-Line, and OPEX in certain foreign jurisdictions. In addition, we have an exclusive, worldwide, royalty-free, perpetual license from Microsoft Corporation to use the trademark Telewindows.

Backlog

We ship software products within a short period after receipt of an order and typically do not have a material backlog of unfilled orders of software products. Therefore, revenues from software licenses in any quarter are substantially dependent on orders booked in that quarter.

Employees

As of December 31, 2001, we had 79 full-time employees, including 21 employees in sales and marketing, 14 employees in product development, 13 employees in consulting services, 13 employees in customer support, production and licensing, and educational services, and 18 employees in general and administrative functions. None of our employees is represented by a labor union, and we believe that our employee relations are good.

ITEM 2. PROPERTIES

At December 31, 2001, our headquarters and principal operations were located in a leased facility with 27,250 square feet in Burlington, Massachusetts.The lease on the Burlington facility expires on January 31, 2006, with an option to renew for an additional term of five years. In addition to rental expenses, we must also pay an allocated portion of operating expenses and taxes each year. We also lease sales office space in the metropolitan areas of several cities throughout North America, as well as France, Italy, The Netherlands, Tunisia and the United Kingdom. Our aggregate facilities rental expense, net of rental income from sub-leases, for all facilities during 2001 was $1.3 million. We believe that our existing facilities are adequate for our current needs and that suitable additional space will be available as required.

ITEM 3. LEGAL PROCEEDINGS

On August 14, 2001, we were served with a complaint in the matter of Rocket Software, Inc. v. Gensym Corporation, filed in Massachusetts Superior Court, Middlesex County. The complaint alleged that we breached a contract with Rocket Software, pursuant to which Rocket Software loaned $300,000 to us, by failing to repay Rocket Software the $300,000 plus interest when demanded. The complaint sought damages resulting from our alleged breach of contract and costs. We reached a settlement of this matter with Rocket Software, and executed a Settlement Agreement and Release, dated September 24, 2001. The matter is now concluded.

On November 13, 2001, we and our directors were served with a complaint filed by one of our stockholders, Special Situations Fund, III, L.P., in Delaware Chancery Court in and for New Castle County. The lawsuit asserted claims for, among other things, alleged breach of fiduciary duty and waste of corporate assets in connection with our rejection of a merger proposal by Rocket Software, the adoption of our proposed rights offering, and the execution of a letter of intent with Rocket Software relating to the sale of our NetCure product line. The complaint sought injunctive relief with respect to the Rocket Software merger proposal, the proposed rights offering and the sale of the NetCure product line to Rocket Software. On November 16, 2001, we and our directors were served with an amended and supplemental complaint further asserting that our directors breached fiduciary duties by consummating the sale of the NetCure product line to Rocket Software and allegedly refusing to negotiate with Rocket Software in connection with its merger proposal. The amended complaint also added Rocket Software as a defendant and asserted a claim against Rocket Software for aiding and abetting the alleged breaches of fiduciary duties. The amended complaint sought injunctive relief with respect to the Rocket Software merger proposal, rescission of the NetCure sale, and compensatory and/or rescissionary monetary damages. On November 26, 2001, the court conducted a telephonic hearing on the plaintiff's motion for expedited proceedings, and denied the motion at the conclusion of that hearing. On November 27, 2001, we were advised by plaintiffs' counsel that, in light of the court's decision on the motion to expedite proceedings, the plaintiffs intended to file a further amended complaint. To date, we have not been served with a further amended complaint.

We are involved in various other lawsuits, claims and inquiries, most of which are routine to the nature of our business. In the opinion of our management, the resolution of these matters will not have a material adverse effect on our financial condition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II.

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock, $0.01 par value per share, was traded on the Nasdaq National Market through August 20, 2001 and has traded since then on the OTC Bulletin Board. Our common stock is currently quoted on the OTC Bulletin Board under the symbol "GNSM". The following table sets forth the high and low closing prices per share of our common stock for the quarterly period indicated. Prices for common stock are closing sales prices on the Nasdaq National Market through August 20, 2001 and the closing sales prices on the OTC Bulletin Board after that date. Trading in our common stock on the OTC Bulletin Board is very thin and may not be an indication of the value of our common stock.

2001	High	Low
First quarter	$ 1.969	$0.844
Second quarter	$ 0.970	$0.600
Third quarter	$ 0.940	$0.200
Fourth quarter	$ 0.750	$0.230
2000	**High**	**Low**
First quarter	$17.500	$4.750
Second quarter	$10.000	$3.250
Third quarter	$ 4.250	$3.000
Fourth quarter	$ 3.250	$0.719

We have never declared or paid cash dividends on our capital stock. We do not anticipate paying any cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

The number of holders of record of our common stock at March 19, 2002 was approximately 114. This number does not include stockholders for whom shares are held in a "nominee" or "street" name.

ITEM 6. SELECTED FINANCIAL DATA

The selected consolidated balance sheet data presented below as of December 31, 2001 and 2000 and the selected consolidated statement of operations data for each of the three years in the period ended December 31, 2001 are derived from our Consolidated Financial Statements, included elsewhere in this Annual Report on Form 10-K, and have been audited by Arthur Andersen LLP, independent public accountants (the "Consolidated Financial Statements"). The selected consolidated balance sheet data presented below as of December 31, 1999, 1998 and 1997 and the selected consolidated statement of operations data for the years ended December 31, 1998 and 1997, are derived from our Consolidated Financial Statements, not included in this Annual Report on Form 10-K, all of which have been audited by Arthur Andersen LLP, independent public accountants. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes included elsewhere in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(In thousands, except per share data)				
Consolidated Statement of Operations Data:					
Revenues:					
Product	$ 6,302	$ 11,992	$19,628	$16,911	$18,433
Services	13,879	15,583	16,799	18,067	17,076
Total revenues	20,181	27,575	36,427	34,978	35,509
Cost of revenues:					
Product	969	1,073	1,315	1,334	1,403
Services	3,765	7,323	7,259	7,364	7,949
Total cost of revenue	4,734	8,396	8,574	8,698	9,352
Gross profit	15,447	19,179	27,853	26,280	26,157
Operating expenses:					
Sales and marketing	8,865	17,379	18,214	18,276	18,802
Research and development	4,999	7,614	6,470	6,023	6,977
General and administrative	4,390	4,942	5,288	4,134	4,528
Restructuring charge	2,559	—	—	—	1,558
Total operating expenses	20,813	29,935	29,972	28,433	31,865
Operating loss	(5,366)	(10,756)	(2,119)	(2,153)	(5,708)
Other income, net	1,903	211	503	715	779
Loss before provision for income taxes	(3,463)	(10,545)	(1,616)	(1,438)	(4,929)
Provision for income taxes	286	2,271	336	50	40
Net loss	$ (3,749)	$(12,816)	$ (1,952)	$ (1,488)	$ (4,969)
Basic and diluted loss per share (1)	$ (0.57)	$ (2.01)	$ (0.32)	$ (0.23)	$ (0.79)
Weighted average basic and diluted common shares outstanding (1)	6,531	6,365	6,149	6,371	6,310
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 1,967	$ 3,355	$11,685	$14,534	$15,801
Working capital	(2,439)	285	12,814	14,650	15,149
Total assets	9,932	15,540	26,934	28,268	31,517
Total stockholders' equity (deficit)	(436)	2,412	14,922	17,483	19,828

(1) Computed as described in Note 1(k) of Notes to Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We were incorporated in 1986 to provide software products for expert operations management. We provide software products and services that enable organizations to automate aspects of their operations that have historically required the direct attention of human experts. Our product and service offerings are all based on or relate to our flagship product, G2, which can emulate the reasoning of human experts as they assess, diagnose, and respond to unusual operating situations or as they seek to optimize operations. With G2, organizations in manufacturing, communications, transportation, aerospace, and government maximize the performance and availability of their operations.

For example, Fortune 1000 manufacturers such as ExxonMobil, DuPont, LaFarge, Eli Lilly, and Seagate use G2 to help operators detect problems early and to provide advice that avoids off-specification production and unexpected shutdowns. Manufacturers and government agencies use G2 to optimize their supply chain and logistics operations. Also, communications companies such as AT&T, Ericsson Wireless, and Nokia use G2 to troubleshoot network faults so that network availability and service levels are maximized.

In order to reach the broadest possible market, we employ a direct sales force and selected resellers to bring our products and services to end users around the world. We sell to major accounts and provide personal contact with customers, both directly and through channel partners. Solutions engineers perform demonstrations at customer sites and assist customers in evaluating their technical requirements and in implementing our technology. Regular seminars and workshops are hosted at our larger offices and via Web seminars to demonstrate our products. We offer basic and advanced training courses that teach prospective and new customers how to build application solutions using our products.

We also distribute our products through a network of systems integrators and value-added resellers, who are selected for their capability to provide end users with focused application solutions built on G2 and our other software platforms. We market our products in Japan, South America and certain other countries through distributors. These distributors have technical competence in the application of G2 and our other technologies, market our products, provide local training and support assistance to customers, translate documentation, help localize software, and provide systems integration services.

In August, 2001, Lowell B. Hawkinson, a founder of Gensym, succeeded Patrick Courtin as our chairman, president and chief executive officer. Mr. Hawkinson previously served as our chairman and chief executive officer from 1986 to 1999. Also in August 2001, we announced a strategic restructuring plan that included a 40% reduction in workforce and a renewed focus on our existing customer base and our G2 and G2-based products. We also realigned our software and services into two major product lines: one comprised of G2 and G2-based products, which are sold in both the expert manufacturing and network management market segments, and the other comprised of NetCure and related products which are sold exclusively in the network management market segment. As part of the strategic restructuring, we announced that we would seek strategic partners to promote and exploit the NetCure product line and that we would explore and consider our options with respect to the sale of the NetCure product line to an established market participant capable of exploiting it. On November 9, 2001 we sold the NetCure product line to Rocket Software, Inc. for $2.5 million in cash.

This Annual Report on Form 10-K contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause our actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth below under the caption "Factors That May Affect Future Results".

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon the our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, income taxes, restructuring and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We recognize revenue from product sales upon product shipment provided that there are no uncertainties regarding acceptance, there is persuasive evidence of an arrangement, the sale price is fixed or determinable and collection of the related accounts receivable is probable. If there are uncertainties regarding customer acceptance, revenue is deferred until the uncertainties are resolved. We recognize revenue in accordance with Statement of Position (SOP) 97-2, *Software Revenue Recognition*. For arrangements that include the delivery of multiple elements, revenue is allocated to the various elements based on vendor specific objective evidence of fair value. We establish vendor specific objective evidence based on either the price charged for the element when sold separately or for elements not yet sold separately, the price established by management with the relevant authority to do so. Vendor specific objective evidence for software maintenance represents a consistent percentage of the license fees charged to customers for maintenance renewals. Vendor specific objective evidence for consulting and training services represents standard rates, which we charge our customers when we sell these services separately. In accordance with SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions*, we use the residual method when fair value does not exist for one of the delivered elements in the arrangements. Under the residual method, the fair value of the undelivered element is deferred and recognized when delivered. We have established vendor specific objective evidence for consulting, training and software maintenance services. Accordingly, software license revenue is recognized under the residual method in arrangements in which software is licensed with consulting, training or software maintenance.

Revenues from the sale of multi-copy licenses are recognized upon the shipment of the product master or the first copy of the software product if the product master is not to be delivered. Under these arrangements, duplication is incidental to the arrangement and, if material, duplication costs are accrued when the revenue is recognized. Revenues from multiple single licenses are recognized as copies are delivered to the customer or copies are sold by the customer.

Revenues from sales to resellers are recognized upon the delivery of the software, provided all other revenue recognition criteria, as specified above, have been satisfied. We do not grant rights of return to any customers, including resellers.

Software maintenance fees are recognized as revenue ratably over the life of the software maintenance contract period. Software maintenance arrangements include unspecified rights to software updates. These services are typically sold for a one-year term and are sold either as part of a multiple element arrangement with software licenses or are sold separately at the time of renewal.

Revenues derived from consulting and training are recognized upon performance of the services provided that the amounts due from customers are fixed or determinable and deemed collectible by management. Deferred revenue primarily represents advance billings for software services, which include software maintenance, consulting, training and license prepayment fees.

Accounts Receivable and Allowance for Doubtful Accounts

Our management must make estimates of the uncollectability of our accounts receivables. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Our accounts receivable balance was $5.5 million, net of allowance for doubtful accounts of $334,000 as of December 31, 2001. Uncertainties affecting our estimates include future industry and economic trends and the related impact of the financial condition of our customers, as well as the ability of our customers to generate cash flows sufficient to pay us amounts due. If circumstances change, such as higher than expected defaults or an unexpected material adverse change in a customer's ability to meet its financial obligations to us, our estimates of the recoverability of amounts due us could be reduced by a material amount.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax liabilities together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. Tax assets also result from net operating losses, research and development tax credits and foreign tax credits. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, the impact will be included in the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. We have recorded a valuation allowance of $11.0 million as of December 31, 2001, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating loss carryforwards, research and development tax credits and foreign tax credits, before they expire. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations. At December 31, 2001 we have provided a 100% valuation allowance against our deferred tax assets.

The above listing is not intended to be a comprehensive list of all of our accounting policies. Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements. See our audited consolidated financial statements and notes thereto which begin on page 29 of this Annual Report on Form 10-K which contain accounting policies and other disclosures required by accounting principles generally accepted in the United States.

Results of Operations

The following table sets forth, as a percentage of total revenues, consolidated statements of operations data for the periods indicated:

	Year ended December 31, 2001	2000	1999
Revenues:			
Product	31.2%	43.5%	53.9%
Service	68.8	56.5	46.1
Total revenues	100.0	100.0	100.0
Cost of revenues:			
Product	4.8	3.9	3.6
Service	18.7	26.5	19.9
Total cost of revenue	23.5	30.4	23.5
Gross margin	76.5	69.6	76.5
Operating expenses:			
Sales and marketing	43.9	63.0	50.0
Research and development	24.8	27.6	17.8
General and administrative	21.7	18.0	14.5
Restructuring charge	12.7	—	—
Total operating expenses	103.1	108.6	82.3
Operating loss	(26.6)	(39.0)	(5.8)
Other income, net	9.4	0.8	1.4
Loss before provision for income taxes	(17.2)	(38.2)	(4.4)
Provision for income taxes	1.4	8.3	0.9
Net loss	(18.6)%	(46.5)%	(5.3)%

YEARS ENDED DECEMBER 31, 2001 AND 2000

Revenues

Our operating revenues are derived from two sources: product licenses and services. Product revenues include revenues from sales of licenses for use of our software products. Service revenues consist of fees for maintenance contracts, consulting services, and training courses related to our products.

Total revenues were $20.2 million for the year ended December 31, 2001 and $27.6 million for the same period in 2000, a decrease of $7.4 million, or 26.8%. The decrease in total revenues was primarily attributable to a decrease in sales of product licenses and application consulting services. Both domestic and international markets contributed to the drop in revenues and reflects the overall decrease in the economic conditions of the U.S. and world markets. International revenues accounted for 44% of total revenues in 2001 and 2000.

Product. Product revenues decreased $5.7 million, or 47.5 %, to $6.3 million for the year ended December 31, 2001 from $12.0 million in 2000. Revenue decreased in all product lines for both domestic and international markets and was due to the general slowdown in the US and world markets. The combined telecommunications and process manufacturing market segment reflected the largest decline in product revenue and decreased by $4.1 million to $3.0 million during the year ended December 31, 2001, from $ 7.1 million in 2000.

Service. Service revenues decreased $1.7 million, or 10.9%, to $13.9 million for the year ended December 31, 2001 from $15.6 million in 2000. The decrease in service revenues was primarily due to a decrease in application consulting revenues of $1.2 million in 2001 compared to 2000. In addition, training fees decreased $0.3 million and customer maintenance renewals decreased $0.2 million, reflecting the effect of lower license revenues.

Cost of Revenues

Cost of revenues primarily consists of consulting labor, technical support costs, and the costs of material and labor involved in producing and distributing our software. Cost of revenues were $4.7 million for the year ended December 31, 2001 and $8.4 million for the same period in 2000, a decrease of $3.7 million, or 44.0%. The decrease in cost of revenues was primarily the result of the implementation of our restructuring plan to reduce operating expenses. The number of employees associated with the cost of revenue decreased by 47, or 64%, to 26 employees at December 31, 2001, compared to 73 employees at December 31, 2000. This resulted in personnel related expenses decreasing approximately $3.3 million for 2001.

Product cost was $1.0 million in 2001, a decrease of $0.1 million from 2000. The decrease in product costs is attributable to a $0.2 million decrease in personnel related expenses offset by a $0.1 million increase in royalty fees.

Service cost was $3.8 million in 2001, a decrease of $3.6 million from 2000. Approximately $3.1 million of this decrease was due to lower personnel related expenses and $0.5 million of the decrease was the result in a decline in support costs. These decreases were primarily due to lower personnel related expenses associated with our restructuring plan. The number of employees associated with services decreased by 42, or 67%, to 21 employees at December 31, 2001 compared to 63 employees at December 31, 2000.

Gross margin on revenues for the year ended December 31, 2001 was 76.5%, as compared to 69.6% in 2000. The increase in gross profit percentage resulted primarily from lower costs in 2001 compared to 2000.

Operating Expenses

Total operating expenses were $20.8 million in 2001 as compared to $29.9 million in 2000. Operating expenses, excluding restructuring charges, were $18.3 million (90.4% of total revenue) for the year ended December 31, 2001, a decrease of $11.6 million, or 38.8 %, compared to $29.9 million (108.6% of total revenue) in 2000. The decrease in operating expenses were primarily due to our restructuring plan to reduce costs. The number of employees associated with operating expense decreased by 98, or 65%, to 53 employees at December 31, 2001 compared to 151 employees at December 31, 2000. This resulted in a decrease of personnel related operating expenses for 2001 of approximately $9.2 million.

Sales and Marketing. Sales and marketing expenses consist primarily of costs associated with personnel involved in the sales and marketing process, sales commissions, sales facilities, travel and lodging, trade shows and seminars, advertising, and promotional materials. For the year ended December 31, 2001, sales and marketing expenses decreased $8.5 million, or 48.9%, to $8.9 million (43.9% of total revenues) compared to $17.4 million (63.0% of total revenues) in 2000. The decrease in expenses resulted from a decrease of personnel related costs of $5.7 million, a decrease of marketing programs, professional services and trade shows of $1.0 million and a decrease of facilities support costs of $1.8 million. The number of employees associated with sales and marketing decreased by 56, or 73%, to 21 employees at December 31, 2001 compared to 77 employees at December 31, 2000.

Research and Development. Research and development expenses consist primarily of costs of personnel, equipment, and facilities. These expenses decreased $2.6 million or 34.3% to $5.0 million (24.8% of total revenue) for the year ended December 31, 2001 from $7.6 million (27.6% of total revenue) in 2000. The decrease in expenses resulted from a decrease of personnel related costs of $2.5 million and a decrease of outside contractors cost of $0.1 million. The number of employees associated with research and development decreased by 34, or 71%, to 14 employees at December 31, 2001 from 48 employees at December 31, 2000.

General and Administrative. General and administrative expenses consist primarily of personnel costs for finance, administration, operations, and general management, as well as legal and accounting expenses. These expenses decreased $0.5 million, or 11.2% to $4.4 million (21.7% of total revenue) for the year ended December 31, 2001 compared to $4.9 million (18.0% of total revenue) in 2000. The decrease in expenses resulted from a decrease in personnel related cost of $1.0 million, a decrease of professional costs of $0.3 million offset by an increase in costs of accounting and legal fees of $0.8 million primarily attributable to our withdrawn rights offering. The number of employees associated with general and administrative expenses decreased by 8, or 31%, to 18 employees at December 31, 2001 from 26 employees at December 31, 2000.

Restructuring Charge

In January, April, July, and August 2001, we undertook restructuring plans to reduce operating costs. For the year ended December 31, 2001 we incurred restructuring charges of $2.6 million. The restructuring plans consisted of reductions in employee headcount and the closing of certain offices. The reductions in employee headcount were from all operating groups and from all geographical areas and totaled approximately 45 in January, 13 in April, 12 in July, and 50 in August. The restructuring charge included a non-cash amount of approximately $657,000 related primarily to cumulative translation adjustments associated with the closing of foreign offices and liquidation of subsidiaries in Europe, the far east and Asia-Pacific and approximately $1.9 million related to employee severance. Approximately $1.7 million was paid out for employee severance in the year ended December 31, 2001 related to the restructuring actions. Approximately $239,000 of severance payments remain to be paid, and are expected to be fully paid by September 30, 2002.

Details of our restructuring reserves related to continuing operations and activity recorded during 2001 were as follows:

(In thousands)	Reserve Balance Dec. 31, 2000	Current Year Provision	Current Year Utilization	Reserve Balance Dec. 31, 2001
Provision for severance relating to workforce reductions	—	1,902	(1,663)	$ 239
Provision for write-off of cumulative translation adjustment	—	595	(595)	$ —
Provision for asset write-offs		62	(62)	$ —
Total	$ —	$2,559	$(2,320)	$ 239

Other Income

Other income consists primarily of interest income, interest expense, foreign exchange transaction gains and losses and the sale of assets. For the year ended December 31, 2001, other income was $1.9 million and consisted primarily of $2.0 million in net proceeds from the sale of our NetCure product line to Rocket Software.

Income Taxes

We recorded a provision for income taxes of $286,000 and $2,271,000, for the years ended December 31, 2001 and 2000, respectively. The tax provision for 2001 and 2000 represents taxes on income generated in certain foreign jurisdictions (where we do not have operating loss carryforwards) and revenue withholding tax on sales in certain foreign jurisdictions. In addition, the tax provision for the year ended December 31, 2000 included a charge of $1,873,000 in accordance with the increase in the tax valuation allowance in 2000 to provide a 100% valuation allowance against the deferred tax assets as discussed below. We generated significant U.S. tax loss carryforwards during the years ended December 31, 2001 and 2000.

Under SFAS No. 109, *Accounting for Income Taxes*, a deferred tax asset related to the future benefit of a tax loss carryforward should be recorded unless we make a determination that it is "more likely than not" that such deferred tax asset would not be realized. Accordingly, a valuation allowance would be provided against the deferred tax asset to the extent that we cannot demonstrate that it is "more likely than not" that the deferred tax asset will be realized. In determining the amount of valuation allowance required, we consider numerous factors, including historical profitability, estimated future taxable income, the volatility of the historical earnings, and the volatility of earnings of the industry in which we operate. We periodically review our deferred tax asset to determine if such asset is realizable. In 2000, we concluded, in accordance with SFAS No. 109, that we should not recognize the value of our deferred tax asset under the "more likely than not" test and therefore increased the amount of our valuation allowance to equal the entire deferred tax asset. This increase in the valuation allowance resulted in a charge to the provision for income taxes of $1,873,000 during the year ended December 31, 2000. The primary factor considered in evaluating the realizability of the deferred tax asset and the level of valuation allowance was our history of operating losses. See Note 4 of Notes to Consolidated Financial Statements.

Years Ended December 31, 2000 and 1999

Revenues

Total revenues were $27.6 million for the year ended December 31, 2000 and $36.4 million for the same period in 1999, a decrease of $8.9 million, or 24.3%. The decrease in total revenues was attributable to both a decrease in sales of product licenses and application consulting services. International revenues accounted for 44% and 46% of total revenues in 2000 and 1999, respectively.

Product. Product revenues decreased $7.6 million, or 38.9%, to $12.0 million for the year ended December 31, 2000 from $19.6 million in 1999. The decrease in product revenues was across all product lines and occurred in both domestic and international markets. Much of the decrease was attributable to our new pricing and product line packaging policies implemented in 2000. As part of our new strategic direction, we introduced new product-packaging and customer service programs designed to make it easier for customers to do business with us and enable us to align our business practices with software industry norms. Implementing the new strategic direction was disruptive to our business in the second half of the year. Also, in 1999, product revenue included $2.9 million from a single customer, BMC Software, Inc.

Service. Service revenues decreased $1.2 million, or 7.2%, to $15.6 million for the year ended December 31, 2000 from $16.8 million in 1999. The decrease in service revenues was primarily due to decreases in application consulting revenues and training fees. Application consulting fees declined $1.4 million for the year ended December 31, 2000 as compared to 1999 primarily due to the completion of a large 1999 consulting project with BMC Software Inc., which resulted in $0.3 million of revenue in 2000 and $1.4 million in 1999. Customer support revenues for the year ended December 31, 2000 increased $400,000, from $9.4 million to $9.8 million in 2000. Strong maintenance contract renewals attributed to the increase.

Cost of Revenues

Cost of revenues remained virtually unchanged in 2000. Cost of revenues were $8.4 million for the year ended December 31, 2000 and $8.6 million for the same period in 1999, a decrease of $0.2 million, or 2.1%. Product cost was $1.1 million in 2000, a decrease of $0.2 million from 1999. A decrease in payroll related costs of $0.4 million was partially offset by higher royalty and product costs. Service cost was $7.3 million in 2000 and remained unchanged from 1999. Gross margin on revenues for the year ended December 31, 2000 was 69.6%, as compared to 76.5% in 1999. The decrease in gross profit resulted primarily from lower revenue in 2000 compared to 1999.

Operating Expenses

Total operating expenses remained consistent with 1999. Total operating expenses were $29.9 million for the year ended December 31, 2000, a decrease of 0.1%, from $30.0 million in 1999. Research and development costs increased during 2000 consistent with our plan to develop new products. The increase in research and development costs was almost entirely offset by decreased spending in sales and administrative costs.

Sales and Marketing. For the year ended December 31, 2000, sales and marketing expenses decreased $835,000, or 4.6%, to $17.4 million (63.0% of total revenues) from $18.2 million (50.0% of total revenues) in 1999. The decrease was primarily a result of lower sales commissions of approximately $1.3 million resulting from lower sales in 2000, plus cost savings resulting from the consolidation of field sales offices estimated to be approximately $0.2 million. The decrease in costs was partially offset by an increase in trade show expense of $0.6 million. Sales and marketing expenses increased as a percent of total revenue, as a result of lower revenue in 2000 from 1999.

Research and Development. These expenses increased $1.1 million or 17.7% to $7.6 million (27.6% of total revenue) for the year ended December 31, 2000 from $6.5 million (17.8% of total revenue) in 1999. The increase was primarily attributable to an increase in subcontracted research and development labor costs of approximately $0.7 million and recruitment costs for product development engineers of approximately $0.2 million. The increase in research and development as a percent of total revenue was twofold; research and development expense increased and total revenue was lower in 2000 as compared to 1999.

General and Administrative: These expenses decreased $346,000, or 6.5% to $4.9 million (17.9% of total revenue) for the year ended December 31, 2000 from $5.3 million (14.5% of total revenue) in 1999. The decrease in expenses was primarily due to fewer general and administrative personnel, in 2000 over 1999 which resulted in a decrease of salary and related costs of approximately $0.4 million. General and administrative expenses increased as a percent of total revenue, due to lower revenue in 2000 as compared to 1999.

Other Income

For the year ended December 31, 2000, other income decreased $292,000 or 58.1% to $211,000 from $503,000 for 1999. The decrease in other income was due to decreased interest income resulting from lower cash balances and foreign exchange fluctuations.

Income Taxes

We recorded a provision for income taxes of $2,271,000 and $336,000, for the years ended December 31, 2000 and 1999, respectively. The provision for the year ended December 31, 2000 included a charge of $1,873,000 in accordance with the increase in the tax valuation allowance to equal the entire deferred tax asset as discussed below. The balance of the tax provision for 2000 of $398,000 and the 1999 provision of $336,000 represents income taxes on income generated in certain foreign jurisdictions (where we do not have operating loss carryforwards) and revenue withholding tax on sales in certain foreign jurisdictions. We generated significant U.S. tax loss carryforwards during the years ended December 31, 2000 and 1999.

Under SFAS No. 109, a deferred tax asset related to the future benefit of a tax loss carryforward should be recorded unless we makes a determination that it is "more likely than not" that such deferred tax asset would not be realized. Accordingly, a valuation allowance would be provided against the deferred tax asset to the extent that we cannot demonstrate that it is "more likely than not" that the deferred tax asset will be realized. In determining the amount of valuation allowance required, we consider numerous factors, including historical profitability, estimated future taxable income, the volatility of the historical earnings, and the volatility of earnings of the industry in which we operate. We periodically review our deferred tax asset to determine if such asset is realizable. In 2000, we concluded, in accordance with SFAS No. 109, that we should not recognize the value of our deferred tax asset under the "more likely than not" test and therefore increased the amount of our valuation allowance to equal the entire deferred tax asset. This increase in the valuation allowance resulted in a charge to the provision for income taxes of $1,873,000 during the year ended December 31, 2000. The primary factor considered in evaluating the realizability of the deferred tax asset and the level of valuation allowance was our history of operating losses. See Note 4 of Notes to Consolidated Financial Statements

Selected Quarterly Operating Results

Our operating results have fluctuated in the past and may fluctuate significantly in the future. Because we ship software products within a short period after receipt of an order, we typically do not have a material backlog of unfilled orders for software products. Accordingly, revenues from software licenses in any quarter are substantially dependent on orders for software products booked in the quarter.

The revenues for a quarter typically include a number of large orders. If the timing of any of these orders is delayed, it could result in a substantial reduction in revenues for that quarter. Historically, a majority of each quarter's revenues from software licenses has come from license contracts that have been effected in the final weeks of that quarter. Since our expense levels are based in part on our expectations as to future revenues, we may be unable to adjust spending in a timely manner to compensate for any revenue shortfall. Accordingly, any revenue shortfalls would likely have a disproportionate adverse effect on net income.

In the quarter ended September 30, 2000, we recorded a provision for income taxes of $1,963,000. The provision included a charge of $1,873,000 in accordance with the increase in the tax valuation allowance to equal the entire deferred tax asset.

The significant quarter to quarter fluctuations were as follows:

- Total revenue decreased $1.8 million to $5.5 million for the three months ended September 30, 2000 from $7.3 million for the three months ended June 30, 2000. Product revenues decreased $1.1 million due primarily to customers delaying purchasing decisions while they assessed our new pricing and product line packaging policy implemented in September 2000. The decrease was mainly reflected in the manufacturing and telecommunications business segment. Service revenue decreased $0.7 million and was primarily due to lower consulting activity relating to the decrease in product sales.
- Total revenue increased $2.2 million to $7.7 million for the three months ended December 31, 2000 from $5.5 million for the three months ended September 30, 2000. The increase in product revenue of $1.5 million was primarily due to customers placing orders delayed from the third quarter due to our new pricing policy implemented in that quarter. The increase was reflected in the telecommunications and aerospace/government industries. Service revenue increased $0.7 million primarily due to higher consulting activity relating to increased product sales.
- Operating costs (excluding restructuring costs) decreased $1.7 million to $3.8 million for the three months ended September 30, 2001 from $5.5 million for the three months ended June 30, 2001. The decrease in costs were primarily due to personnel related costs of $1.5 million associated with our 2001 restructuring plan to reduce expenses.
- Sales and marketing costs decreased $3.3 million, quarter over quarter, starting from the quarter ended December 31, 2000 of $4.8 million and ending with the quarter ended September 30, 2001 of $1.5 million. The decrease over the three-quarters was due to our worldwide effort to reduce sales infrastructure costs and our restructuring plan to reduce operating expenses.
- Research and development cost decreased $1.2 million, quarter over quarter, starting from the quarter ended December 31, 2000 of $1.9 million and ending with the quarter ended December 31, 2001 of $0.7 million. The decrease over the four quarters was due to our restructuring plan to reduce operating expenses.

- Other income, net was $2.1 million for the quarter ended December 31, 2001, an increase of $1.9 million from the quarter ended September 30, 2001, which had a net expense of $207,000. The increase in other income, net consisted primarily of $2.0 million in net proceeds from the sale of our NetCure product-line to Rocket Software.

The following tables present unaudited financial information for our eight most recent quarters. The following selected quarterly information includes all adjustments (consisting only of normal recurring adjustments) that the we consider necessary for a fair presentation. We believe that quarter-to-quarter comparisons of our financial results are not necessarily meaningful and that such comparisons should not be relied upon as an indication of future performance.

	Quarter Ended							
	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	Mar. 31, 2001	Dec. 31, 2000	Sept. 30, 2000	June 30, 2000	Mar. 31, 2000
	(In thousands, except per share data)							
Revenues:								
Product	$1,544	$1,555	$ 1,427	$ 1,776	$ 3,619	$ 2,139	$ 3,268	$ 2,966
Services	3,223	3,425	3,574	3,657	4,102	3,341	4,005	4,135
Total revenues	4,767	4,980	5,001	5,433	7,721	5,480	7,273	7,101
Cost of revenues								
Product	354	161	264	190	322	231	226	294
Services	763	863	1,005	1,134	1,783	1,698	1,770	2,072
Total cost of revenue	1,117	1,024	1,269	1,324	2,105	1,929	1,996	2,366
Gross profit	3,650	3,956	3,732	4,109	5,616	3,551	5,277	4,735
Operating expenses:								
Sales and marketing	1,454	1,546	2,772	3,093	4,796	4,199	4,057	4,327
Research and development	728	1,077	1,489	1,705	1,893	1,959	1,957	1,805
General and administrative	1,106	1,145	1,262	877	1,274	1,062	1,102	1,504
Restructuring charge	—	827	1,131	601	—	—	—	—
Total operating expenses	3,288	4,595	6,654	6,276	7,963	7,220	7,116	7,636
Operating income (loss)	362	(639)	(2,922)	(2,167)	(2,347)	(3,669)	(1,839)	(2,901)
Other income, net	2,132	(207)	(4)	(18)	53	98	(9)	69
Income (loss) before provision for income taxes	2,494	(846)	(2,926)	(2,185)	(2,294)	(3,571)	(1,848)	(2,832)
Provision for income taxes	165	12	81	28	233	1,963	15	60
Net income (loss)	$2,329	$ (858)	$(3,007)	$(2,213)	$(2,527)	$(5,534)	$(1,863)	$(2,892)
Basic and diluted earnings (loss) per share	$ 0.35	$ (0.13)	$ (0.46)	$ (0.34)	$ (0.39)	$ (0.86)	$ (0.29)	$ (0.46)
Weighted average shares outstanding—Basic	6,593	6,554	6,510	6,467	6,433	6,400	6,367	6,260
Weighted average shares outstanding—Diluted	6,593	6,554	6,510	6,467	6,433	6,400	6,367	6,260

	Quarter Ended							
	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	Mar. 31, 2001	Dec. 31, 2000	Sept. 30, 2000	June 30, 2000	Mar. 31, 2000
	(as a percentage of total revenues)							
Revenues:								
Product	32.4%	31.2%	28.5%	32.7%	46.9%	39.0%	44.9%	41.8%
Services	67.6	68.8	71.5	67.3	53.1	61.0	55.1	58.2
Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues								
Product	7.4	3.2	5.3	3.5	4.2	4.2	3.1	4.1
Services	16.0	17.4	20.1	20.9	23.1	31.0	24.3	29.2
Total cost of revenue	23.4	20.6	25.4	24.4	27.3	35.2	27.4	33.3
Gross profit	76.6	79.4	74.6	75.6	72.7	64.8	72.6	66.7
Operating expenses:								
Sales and marketing	30.5	31.0	55.4	56.9	62.1	76.6	55.8	60.9
Research and development	15.3	21.6	29.8	31.4	24.5	35.8	26.9	25.4
General and administrative	23.2	23.0	25.2	16.1	16.5	19.4	15.2	21.2
Restructuring charge	—	16.6	22.6	11.1	—	—	—	—
Total operating expenses	69.0	92.2	133.0	115.5	103.1	131.8	97.9	107.5
Operating income (loss)	7.6	(12.8)	(58.4)	(39.9)	(30.4)	(67.0)	(25.3)	(40.8)
Other income, net	44.7	(4.2)	(0.1)	(0.3)	0.7	1.8	(0.1)	1.0
Income (loss) before provision for income taxes	52.3	(17.0)	(58.5)	(40.2)	(29.7)	(65.2)	(25.4)	(39.8)
Provision for income taxes	3.4	0.2	1.6	0.5	3.0	35.8	0.2	0.8
Net income (loss)	48.9%	(17.2)%	(60.1)%	(40.7)%	(32.7)%	(101.0)%	(25.6)%	(40.6)%

Liquidity and Capital Resources

Our December 31, 2001 cash and cash equivalents balance of $2.0 million decreased $0.7 from December 31, 2000. Cash used for operations in 2001 was $2.8 million. A net loss of $3.7 million combined with the non-operating gain on the sale of the NetCure product line and the paydown of accounts payable and accrued expenses of $3.0 million was partially offset by cash received from accounts receivable of $3.4 million, a reduction of prepaid expense of $0.8 million, an increase in deferred revenue of $0.4 million combined with non-cash expenses (depreciation and amortization and the non-cash portion of the restructuring charge) of $1.4 million.

Cash provided by investing activities in 2001 was $2.2 million which primarily consisted of $2.0 million in net proceeds from the sale of the NetCure product line, $698,000 received from the sale of short-term securities offset by $693,000 used to purchase equipment and leasehold improvements.

Cash used in financing activities in 2001 was $9,000 which consisted of $95,000 principal payments on capitalized leases offset by $86,000 from the issuance of stock under our stock purchase plan.

On March 28, 2001, we entered into an accounts receivable financing agreement with Silicon Valley Bank. The financing agreement provides us with the ability to borrow up to 80% of our qualified and eligible gross domestic accounts receivable up to a maximum of $2.5 million. Borrowings under this agreement will be at an interest rate of 2% per month of the average gross daily purchase account balance, plus an administration fee of 1% of gross purchased account receivables. On August 16, 2001, we renegotiated the terms of the financing agreement, and signed an accounts receivable purchase agreement, that does not include restrictive financial covenants. The total available borrowings, interest rate and administrative fee under the renegotiated facility remain unchanged. At December 31, 2001 we had no borrowings outstanding under this facility. Amounts under this facility are secured by substantially all of our corporate assets. The facility may be terminated by either party at any time.

In September 2001, we obtained bridge loans of approximately $1.0 million to meet cash needs from a group of investors consisting of a Gensym business partner and eight individuals, including a Gensym founder and all of the members of our board of directors. On November 9, 2001, the principal and accrued interest totaling $1,046,000 on the loans were repaid from the net proceeds related to the sale of the NetCure product line.

On November 9, 2001 we completed the sale of our NetCure product line to Rocket Software, Inc. for $2.5 million in cash. The sale of the NetCure product line was part of our reorganization plan that was announced in early August.

We currently finance our operations, along with capital expenditures, primarily through cash flows from operations, short-term financing arrangements, and our current cash. Our lease commitments consist of operating leases primarily for our facilities and computer equipment. We have a capital lease for our communications equipment. Our obligations relating to these leases at December 31, 2001 are as follows:

(In thousands)	2002	2003	2004	2005	2006	Thereafter
Non-Cancellable leases	$1,500	$1,247	$1,045	$954	$302	$203

Rent, office lease and equipment lease expense under the above leases, net of rental income from sub-leases, was approximately $1,798,000 in 2001, $3,114,000 in 2000, and $3,159,000 in 1999.

Our liquidity is affected by many factors, some based on the normal operations of our business and others related to the uncertainties of the industry and global economies. As discussed above, our cash requirements have been reduced significantly as a result of the restructuring actions we undertook in 2001. Although our cash requirements will fluctuate based on the factors set forth above, we believe that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our business requirements at least through December 31, 2002.

Stock Repurchase Program

In the third quarter of 1998, we began a program to repurchase up to 650,000 shares of our common stock on the open market. As of December 31, 2001, 501,300 shares had been repurchased at a cost of $1,869,000. There has been no repurchase of shares since March 31, 1999.

Recent Accounting Pronouncements

In January 2001, we adopted the Financial Accounting Standards Board, (FASB), Statement of Financial Accounting Standards, (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS Nos. 137 and 138. This statement establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. Adoption of SFAS No. 133 did not have a material impact on our consolidated financial statements. We do not currently have any derivative instruments.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations*. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The adoption of this statement did not have a material impact on our consolidated financial statements.

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but instead goodwill is subject to at least an annual assessment for impairment by applying a fair-value-based test. We do not expect that the adoption of this statement will have a material impact on our consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. We do not expect that the adoption of this statement will have a material impact on our consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Under this statement, it is required that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early adoption permitted. We do not expect that the adoption of this statement will have a material impact on our consolidated financial statements.

Factors That May Affect Future Results

We have a history of operating losses, and our recent restructuring may not return us to profitability.

We have incurred operating losses for each of the five years in the period ended December 31, 2001. In August 2001, we announced a strategic restructuring of our company that included a 40% reduction in workforce, a realignment of our software and services into two major product lines and a renewed focus on our existing customers. With the restructuring, we took the required steps to return our company to profitability on an operating basis for the quarter ended December 31, 2001. Our management's operational plan relies heavily on achieving operating profitability in 2002 and beyond. Our return to profitability is based on expense control, cost reductions and continued revenue from new and existing customers. However, there can be no assurance that we will be profitable in the future.

Our common stock has been delisted from the Nasdaq National Market. As a result of the delisting, our stockholders may face an illiquid market for the shares of our stock that they own.

Our common stock was delisted from the Nasdaq National Market on August 20, 2001 because we failed to meet the listing standards required by Nasdaq. The delisting may negatively impact the liquidity of our common stock, not only in the number of shares that can be bought or sold, but also through delays in the timing of transactions and the reductions in potential security analyst and media coverage. This may reduce the demand for our common stock and its trading price. The delisting may also impair our ability to raise additional working capital.

Our common stock currently trades on the OTC Bulletin Board and is subject to regulation as a "penny stock." The Securities and Exchange Commission has adopted regulations that generally define "penny stock" to be any equity security that has a market price or exercise price of less than $5.00 per share, subject to certain exceptions, including listing on the Nasdaq National Market or the Nasdaq SmallCap Market. For transactions covered by the "penny stock" rules, broker-dealers must make a special suitability determination for the purchase of the securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer is also subject to additional sales practice requirements. The additional burdens imposed upon broker-dealers by these requirements may discourage broker-dealers from effecting transactions in our common stock and may limit the ability of purchasers in this offering to sell the common stock in the secondary market.

Competition in the market for expert operations management systems is intensifying and may reduce our revenues.

Substantially all of our revenues are derived from the licensing and support of software platforms and products for expert operations management, network management and supply-chain design. Although many organizations have begun to deploy, or have announced plans to deploy, such systems, these systems are different from the basic monitoring and control systems that are traditionally employed by these organizations. There can be no assurance that these organizations will be able to introduce operations management systems successfully, nor that such systems will gain widespread acceptance. In addition, the timing of the implementation of operations management systems by organizations may be affected by economic factors, government regulations, and other factors. Delays in the introduction of expert operations management systems or the failure of these systems to gain widespread market acceptance would materially and adversely affect our business, results of operations, or financial condition. In addition, we believe that end-users in our markets are increasingly seeking application-specific products and components as well as complete solutions, rather than general software tools to develop application-specific functionality and solutions. Meeting this demand has required us to modify our sales approach. We are also increasingly reliant on value-added resellers and systems integrators to satisfy market requirements. The modified sales approach may also lengthen our average sales cycle. Our failure to respond appropriately to shifts in market demand could have a material adverse effect on our business, results of operations, or financial condition.

We rely heavily on indirect distribution channels and strategic partner relationships for the sales of our products. If these relationships are disrupted, our revenues may be adversely effected.

We sell our products in part through value-added resellers, systems integrators, original equipment manufacturers and distributors, which are not under our control. Sales of our products by value-added resellers and systems integrators represented 26%, 28% and 25% of our product revenues in 2001, 2000 and 1999, respectively. In January 2001, we significantly reduced our direct sales force for our expert operations management products and in early August 2001 we announced another workforce reduction in connection with our strategic restructuring. We are continuing to manage our relationships with existing expert operations management customers. We now rely increasingly on our indirect sales partners for sales of our expert operations management products to new customers. The loss of major original equipment manufacturers or resellers of our products, a significant decline in their sales, or difficulty on the part of such third-party developers or resellers in developing successful G2-based or other of our core technology products and applications could have a material adverse effect on our business, results of operations, or financial condition. There can be no assurance that we will be able to attract or retain additional qualified third-party resellers, or that third-party resellers will be able to effectively sell and implement our products. In addition, we rely on third-party resellers to provide post-sales service and support to our customers, and any deficiencies in such service and support could adversely affect our business, results of operations, or financial condition.

We depend heavily on our sales and marketing force.

Our future success in the expert operations management marketplace will depend, in part, upon the productivity of our sales and marketing personnel and our ability to continue to attract, integrate, train, motivate and retain new sales and marketing personnel. There can be no assurance that our investment in sales and marketing will ultimately prove to be successful. In addition, there canbe no assurance that our sales and marketing personnel will be able to compete successfully against the significantly more extensive and better funded sales and marketing operations of many of our current and potential competitors. Our inability to manage our sales and marketing personnel effectively could have a material adverse effect on our business, operating results and financial condition.

Our quarterly operating results vary, leading to fluctuations in trading prices for our common stock and possible liquidity problems.

We have experienced, and may experience in the future, significant quarter-to-quarter fluctuations in our operating results. We have recorded losses in each quarter in 2000 and for the first three quarters of 2001, and there can be no assurance that revenue growth or profitable operations can be attained on a quarterly or annual basis in the future. Our sales cycle typically ranges from six to 12 months, and the cost of acquiring our software, building and deploying applications, and training users represents a significant expenditure for customers. Our relatively long sales cycle and high license fees, together with fixed short-term expenses, can cause significant variations in operating results from quarter to quarter, based on a relatively small variation in the timing of major orders. Factors such as the timing of new product introductions and upgrades and the timing of significant orders could contribute to this quarterly variability. In addition, we ship software products within a short period after receipt of an order and typically does not have a material backlog of unfilled orders of software products. Therefore, revenues from software licenses in any quarter are substantially dependent on orders booked in that quarter. Historically, a majority of each quarter's revenues from software licenses has come from license contracts that have been effected in the final weeks of that quarter. The revenues for a quarter typically include a number of large orders. If the timing of any of these orders is delayed, it could result in a substantial reduction in revenues for that quarter. Our expense levels are based in part on expectations of future revenue levels. A shortfall in expected revenues could therefore result in a disproportionate decrease in our net income and cash flows which may impact our ability to continue as an independent concern. Our financial performance has generally been somewhat weaker in the first quarter than in the other fiscal quarters, due to customer purchasing patterns.

Sales of our products are highly dependent on our customers capital expenditure budgets. If an economic downturn causes our customers to reduce their capital expenditures, our revenues may be adversely effected.

Because capital expenditures are often viewed as discretionary by organizations, sales of our products for capital budget projects are subject to general economic conditions. Future recessionary conditions in the industries that use our products may adversely affect our business, results of operations, or financial condition.

We rely heavily on revenues from our G2 product. If demand for the G2 product declines, our revenues may be adversely effected.

Our main product offerings are G2, a customizable object-oriented development and deployment platform for building expert operations management systems, and software application products based on G2 and other core technologies. Accordingly, our business and financial results are substantially dependent upon the continued customer acceptance and deployment of G2 and our other products. The timing of major G2 releases may affect the timing of purchases of our products. We have introduced several G2-based products for building applications and are developing others. We believe that market acceptance of these products will be important to our future growth. There can be no assurance that such products will achieve market acceptance or that new products will be successfully developed. In addition, we rely on many of our distribution partners to develop G2-based products for specialized markets.

Accordingly, our business and financial results are also linked to the continued successful product development by our partners and market acceptance of such G2-based products. Any decline in the demand for G2 and our other products, whether as a result of competitive products, price competition, the lack of success of our partners, technological change, the shift in customer demand toward complete solutions, or other factors, could have a material adverse effect on our business, results of operations, or financial condition.

Our business may be adversely effected if we fail to develop new products and respond to the changes in technology.

The market for our products is relatively new and is characterized by rapid technological change, evolving industry standards, changes in end-user requirements, and frequent new product introductions and enhancements. Our future success will depend in part upon our ability to enhance our existing products, to introduce new products and features to meet changing customer requirements and emerging industry standards, and to manage transitions from one product release to the next. We have from time to time experienced delays in introducing new products and product enhancements. There can be no assurance that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and product enhancements. There also can be no assurance that we will successfully complete the development of new or enhanced products, that we will successfully manage the transition to future versions of G2, or to successor technology, or that our future products will achieve market acceptance. In addition, the introduction of products embodying new technologies and the emergence of new industry standards could render our existing products and products currently under development obsolete and unmarketable. From time to time, new products, capabilities, or technologies may be announced that have the potential to replace or shorten the life cycle of our existing product offerings. There can be no assurance that announcements of currently planned or other new product offerings will not cause customers to defer purchasing our existing products.

Our business may suffer if we fail to address the challenges associated with international operations.

Our international revenues represented 44% of total revenues in both 2001 and 2000. We categorize our revenues according to product shipment destination and therefore do not necessarily reflect the ultimate country of installation. The international portion of our business is subject to a number of inherent risks, including difficulties in building and managing international operations, difficulties in localizing products and translating documentation into local languages, fluctuations in the value of international currencies including the euro, fluctuating import/export duties and quotas, and unexpected regulatory, economic, or political changes in international markets. In particular, the continuing economic problems in Asia pose challenges to our sales and marketing operations in that region. There can be no assurance that these factors will not adversely affect our business, results of operations, or financial condition.

Our business may suffer if we fail to remain competitive with other companies offering similar products and services.

Although we believe that there are no other commercially available products that offer the full range of high-level capabilities embodied in our network management products, a number of companies offer products that perform certain functions of G2 for specific applications. In all of our markets, there is competition from "point solutions", real-time and expert system products, and internally developed software. At the fundamental level, there are commercially available software development tools that software application developers or potential customers could use to build software having functionality similar to our products.

Certain companies, such as Objective Systems Integrators, Inc., Micromuse, RiverSoft and Systems Management Arts (SMARTS), sell "point solutions" that compete with our network management products with respect to specific applications or uses. Several companies, including AspenTech, Ilog S.A., Pavilion and System Management Arts, offer expert operations management products with limited real-time, expert system, or fault isolation capabilities at lower price points than those provided by us. Many of these products often require extensive programming with languages such as C or C++ for complete implementation. Although we believe that these products offer a less productive development environment than G2 and that they lack the comprehensive capabilities of G2-based products, certain competitors in this category have greater financial and other resources than we do and might introduce new or improved products to compete with G2, possibly at lower prices.

Our software is also integrated into industry-specific solutions by value- added resellers. A number of software companies offer products that compete in specific application areas addressed by these value-added resellers, such as cement kiln control and refinery scheduling, and they could be successful in supplying alternatives to products based on our software.

Many of our customers have significant investments in their existing solutions and have the resources necessary to enhance existing products and to develop future products. These customers may develop and incorporate competing technologies into their systems or may outsource responsibility for such systems to others who do not use our products. There is no assurance that we can successfully persuade development personnel within these customers' organizations to use G2-based products that can cost effectively compete with their internally developed products. This would reduce the need for our products and services and may limit our future opportunities.

We believe that continued investment in research and development and sales and marketing will be required to maintain our competitive position. There can be no assurance that competitors will not develop products or provide services that are superior to our products or services or achieve greater market acceptance. Competitive pressures faced by us could force us to reduce our prices, which could result in reduced profitability. There can be no assurance that we will be able to compete successfully against current and future sources of competition or that such competition will not have a material adverse effect on our business, results of operations, or financial condition.

Our software is complex and may contain undetected errors. Such errors could cause costly delays in product introduction or require costly software design modifications.

Complex software products such as those offered by us may contain unintended errors or failures commonly referred to as "bugs". There can be no assurance that, despite significant testing by us and by current and potential customers, errors will not be found in new products after commencement of commercial shipments. Although we have not experienced material adverse effects resulting from any such errors or defects to date, there can be no assurance that errors or defects will not be discovered in the future that could cause delays in product introduction and shipments or require design modifications that could adversely affect our business, results of operations, or financial condition.

Because we rely heavily upon proprietary technology, our business could be adversely effected if we are unable to protect our proprietary technology or if third parties successfully assert infringement claims against us.

Our success is heavily dependent upon our proprietary technology. We rely upon a combination of trade secret, contract, copyright, patent, and trademark law to protect our proprietary rights in our products and technology. We enter into confidentiality and/or license agreements with our employees, third-party resellers, and end-users and limit access to and distribution of our software, documentation, and other proprietary information. In addition, we have placed technical inhibitors in our software that prevent such software from running on unauthorized computers. However, effective patent, copyright, and trade secret protection may not be available in every country in which our products are distributed. There can be no assurance that the steps taken by us to protect our proprietary technology will be adequate to prevent misappropriation of our technology by third parties, or that third parties will not be able to develop similar technology independently. In addition, there can be no assurance that third parties will not assert infringement claims in the future or that such claims will not be successful.

On August 2, 2001, we received a letter from a third party alleging that we are infringing one or more of their patents relating to neural networks, expert systems and the control of processes. At this time, no formal legal action has been filed. We believe that these allegations are without merit, and we are currently engaged in discussions with that party to resolve this matter. There can be no assurance that our discussions will be successful and resolve the infringement allegations satisfactorily. Additionally, there can be no assurance that the third party will not file formal legal action relating to its claims or, if formal legal action is filed, that our defense against those claims will be successful.

ITEM 7A. Qualitative and Quantitative Disclosures About Market Risk

Investment Portfolio

We do not use derivative financial instruments in our investment portfolio. If we place our funds in other than demand deposit accounts we use instruments that meet high credit quality standards such as money market funds, government securities, and commercial paper. We limit the amount of credit exposure to any one issuer. At December 31, 2001 substantially all of our funds were in demand deposit accounts.

Impact of Foreign Currency Rate Changes

Compared to 2000, the U.S. dollar was stronger, on average, in 2001 relative to the European currencies in which we have subsidiaries. However, the translation of our intercompany receivables and foreign entities' assets and liabilities did not have a material impact on our consolidated results. We do not use foreign exchange forward contracts to hedge our foreign currency denominated receivables. There can be no assurance that changes in foreign currency rates, relative to the U.S. dollar, will not materially affect our consolidated results in the future.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

GENSYM CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
	(In thousands, except share data)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,967	$ 2,657
Short-term investments	—	698
Accounts receivable, less reserves of $334 in 2001 and $385 in 2000	5,465	8,800
Prepaid expenses	470	1,258
Total current assets	7,902	13,413
Property and equipment, at cost		
Computer equipment and software	8,709	8,955
Furniture and fixtures	1,936	1,950
Leasehold improvements	818	428
	11,463	11,333
Accumulated depreciation and amortization	(9,991)	(9,936)
	1,472	1,397
Deposits and other assets	558	730
	$ 9,932	$ 15,540
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Current portion of capital lease obligation	$ 42	$ —
Accounts payable	497	1,068
Accrued expenses	2,954	5,541
Deferred revenue	6,848	6,519
Total current liabilities	10,341	13,128
Long-term capital lese obligation, net of current portion	27	—
Commitments and Contingencies (Note 5)		
Stockholders' Equity (Deficit):		
Preferred Stock, $.01 par value—Authorized 2,000,000 shares Issued and outstanding—none	—	—
Common Stock, $.01 par value—Authorized—20,000,000 shares Issued—7,134,247 and 6,968,270 shares in 2001 and 2000, respectively Outstanding—6,632,947 and 6,466,970 shares in 2001 and 2000, respectively	71	70
Capital in excess of par value	21,705	21,620
Treasury stock—501,300 shares in 2001 and 2000, at cost	(1,869)	(1,869)
Accumulated deficit	(19,618)	(15,869)
Cumulative translation adjustment	(725)	(1,540)
Total stockholders' equity (deficit)	(436)	2,412
	$ 9,932	$ 15,540

The accompanying notes are an integral part of these consolidated financial statements

GENSYM CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,		
	2001	2000	1999
	(In thousands, except per share data)		
Revenues:			
Product	$ 6,302	$ 11,992	$19,628
Services	13,879	15,583	16,799
Total revenues	20,181	27,575	36,427
Cost of revenues:			
Product	969	1,073	1,315
Services	3,765	7,323	7,259
Total cost of revenues	4,734	8,396	8,574
Gross profit	15,447	19,179	27,853
Operating expenses:			
Sales and marketing	8,865	17,379	18,214
Research and development	4,999	7,614	6,470
General and administrative	4,390	4,942	5,288
Restructuring charge	2,559	—	—
Total operating expenses	20,813	29,935	29,972
Operating loss	(5,366)	(10,756)	(2,119)
Other income			
Interest income	23	380	505
Interest expense	(39)	(7)	(15)
Other income (expense), net	1,919	(162)	13
	1,903	211	503
Loss before provision for income taxes	(3,463)	(10,545)	(1,616)
Provision for income taxes	286	2,271	336
Net loss	$ (3,749)	$(12,816)	$ (1,952)
Basic and diluted loss per share	$ (0.57)	$ (2.01)	$ (0.32)
Weighted average common shares outstanding	6,531	6,365	6,149

The accompanying notes are an integral part of these consolidated financial statements.

GENSYM CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock							
	Number of Shares	$0.01 Par Value	Capital in Excess of Par Value	Treasury Stock	Accumulated (Deficit)	Cumulative Translation Adjustment	Total Stockholders' Equity (Deficit)	Comprehensive loss
				(In thousands except share data)				
BALANCE, DECEMBER 31, 1998	6,557,268	$ 65	$20,427	$(1,278)	$ (1,101)	$(630)	$17,483	
Exercise of stock options	24,156	—	74	—	—	—	74	
Issuance of common stock under Employee Stock Purchase Plan (ESPP)	163,141	2	422	—	—	—	424	
Treasury Stock—156,100 shares	—	—	—	(591)	—	—	(591)	
Translation adjustment	—	—	—	—	—	(516)	(516)	(516)
Net loss	—	—	—	—	(1,952)	—	(1,952)	(1,952)
Comprehensive net loss for the year ended December 31, 1999								$ (2,468)
BALANCE, DECEMBER 31, 1999	6,744,565	67	20,923	(1,869)	(3,053)	(1,146)	14,922	
Exercise of stock options	93,744	1	389	—	—	—	390	
Issuance of common stock under ESPP	129,961	2	308	—	—	—	310	
Translation adjustment	—	—	—	—	—	(394)	(394)	(394)
Net loss	—	—	—	—	(12,816)	—	(12,816)	(12,816)
Comprehensive net loss for the year ended December 31, 2000								$(13,210)
BALANCE, DECEMBER 31, 2000	6,968,270	70	21,620	(1,869)	(15,869)	(1,540)	2,412	
Issuance of common stock under ESPP	165,977	1	85	—	—	—	86	
Translation adjustment	—	—	—	—	—	815	815	815
Net loss	—	—	—	—	(3,749)	—	(3,749)	(3,749)
Comprehensive net loss for the year ended December 31, 2001								$ (2,934)
BALANCE, DECEMBER 31, 2001	7,134,247	$ 71	$21,705	$(1,869)	$(19,618)	$(725)	$ (436)	

The accompanying notes are an integral part of these consolidated financial statements

GENSYM CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2001	2000	1999
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$(3,749)	$(12,816)	$(1,952)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	726	911	1,123
Loss on disposal of equipment	58	—	—
Non-cash portion of restructuring charge	657	—	—
Gain on sale of NetCure product	(2,000)	—	—
Deferred taxes	—	1,873	287
Changes in assets and liabilities:			
Accounts receivable	3,404	780	(2,055)
Prepaid expenses	788	1,177	(720)
Accounts payable	(557)	670	(112)
Accrued expenses	(2,481)	727	982
Deferred revenue	335	(420)	527
Net cash used in operating activities	(2,819)	(7,098)	(1,920)
CASH FLOW FROM INVESTING ACTIVITIES:			
Sales (purchases) of short-term investments	698	5,277	(5,137)
Proceeds from sale of NetCure product, net of transaction costs	2,000	—	—
Purchases of property and equipment	(693)	(1,156)	(436)
Decrease (increase) in other assets	171	(523)	38
Net cash provided by (used in) investing activities	2,176	3,598	(5,535)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Purchase of treasury stock	—	—	(591)
Borrowings under bank financing agreements and bridge loans	2,367	—	—
Repayments of bank financing agreements and bridge loans	(2,367)	—	—
Principal payments on capitalized lease obligations	(95)	—	—
Proceeds from exercise of stock options and issuance of common stock under stock plans	86	700	498
Net cash (used in) provided by financing activities	(9)	700	(93)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(38)	(253)	(437)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(690)	(3,053)	(7,985)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,657	5,710	13,695
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 1,967	$ 2,657	$ 5,710
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the period for—			
Income taxes	$ 33	$ 214	$ 221
Interest	$ 39	$ 7	$ 15
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES:			
Acquisition of equipment under capital lease obligations	$ 164	—	$ —

The accompanying notes are an integral part of these consolidated financial statements.

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The Company is a supplier of software products and services for developing and deploying intelligent systems that manage and improve complex, dynamic operations for a broad range of industrial, scientific, commercial, and government applications.

The Company has incurred operating losses for each of the three years in the period ended December 31, 2001. Management's plan to continue as a going concern relies heavily on achieving profitability in 2002 and beyond. This return to profitability is based on expense control, cost reductions completed in 2001 and maintaining revenues from existing products. The Company believes that its current cash and cash equivalents and cash flows from operations will be sufficient to meet its business requirements at least through December 31, 2002. However, there can be no assurance that the Company will be able to meet its revenue expectations and therefore generate the necessary profitability and cash flows to continue as an independent concern.

The accompanying consolidated financial statements reflect the application of certain significant accounting policies, as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

(b) Cash Equivalents and Investments

The Company accounts for investments under Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. For the period ended December 31, 2001, substantially all of the Company's cash was held in demand deposit accounts. To the extent the Company has investments they are classified as held-to-maturity and are recorded at amortized cost. Cash equivalents are short-term, highly liquid investments with original maturity dates of less than three months. Short-term investments held as of December 31, 2000 consist of corporate bonds with original maturity dates greater than 90 days that mature within one year.

(In thousands)		December 31, 2001		December 31, 2000	
Description	Contracted Maturity	Total Market Value	Total Amortized Cost	Total Market Value	Total Amortized Cost
Cash and Cash Equivalents:					
Cash and cash equivalents	N/A	$1,967	$1,967	$2,554	$2,554
Money market funds	0-3 months	—	—	103	103
Total cash and cash equivalents		1,967	1,967	2,657	2,657
Short-Term Investments:					
Corporate bonds	4-12 months	—	—	701	698
		$1,967	$1,967	$3,358	$3,355

(c) Accounts Receivable and Allowance for Doubtful Accounts

The Company must make estimates of the uncollectability of its accounts receivables. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. The accounts receivable balance was $5.5 million, net of allowance for doubtful accounts of $334,000 as of December 31, 2001. Uncertainties affecting the Company's estimates include future industry and economic trends and the related impact of the financial condition of its customers, as well as the ability of customers to generate cash flows sufficient to pay amounts due. If circumstances change, such as higher than expected defaults or an unexpected material adverse change in a customer's ability to meet its financial obligations, the Company's estimates of the recoverability of amounts due could be reduced by a material amount.

(d) Depreciation and Amortization

The Company provides for depreciation using the straight-line method over the estimated useful lives of the assets. The estimated useful lives by asset class are as follows:

Asset Classification	Estimated Useful Lives
Computer equipment and software	3 Years
Furniture and fixtures	5 Years
Leasehold improvements	Shorter of lease term or useful life

(e) Revenue Recognition

The Company recognizes revenue from product sales upon product shipment provided that there are no uncertainties regarding acceptance, there is persuasive evidence of an arrangement, the sales price is fixed or determinable and collection of the related accounts receivable is probable. If there are uncertainties regarding customer acceptance, revenue is deferred until the uncertainties are resolved. The Company recognizes revenue in accordance with the provisions of the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, *Software Revenue Recognition*. For arrangements that include the delivery of multiple elements, revenue is allocated to the various elements based on vendor specific objective evidence of fair value (VSOE). The Company establishes VSOE based on either the price charged for the element when sold separately or for elements not yet sold separately, the price established by management with the relevant authority to do so. VSOE for software maintenance represents a consistent percentage of the license fees charged to customers or maintenance renewals. VSOE for consulting and training services represents standard rates, which the Company charges its customers when it sells these services separately. In accordance with SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions*, the Company uses the residual method when fair value does not exist for one of the delivered elements in the arrangements. Under the residual method, the fair value of the undelivered element is deferred and recognized when delivered. The Company has established VSOE for consulting, training and software maintenance services. Accordingly, software license revenue is recognized under the residual method in arrangements in which software is licensed with consulting, training or software maintenance.

Revenues from the sale of multicopy licenses are recognized upon the shipment of the product master or the first copy of the software product if the product master is not to be delivered. Under these arrangements, duplication is incidental to the arrangement and, if material, duplication costs are accrued when the revenue is recognized. Revenues from multiple single licenses are recognized as copies are delivered to the customer or copies are sold by the customer.

Revenues from the sales to resellers are recognized upon the delivery of the software, provided all other revenue recognition criteria, specified above, have been satisfied. The Company does not grant rights of return to any customers, including resellers.

Software maintenance fees are recognized as revenue ratably over the life of the software maintenance contract period. Software maintenance arrangements include unspecified rights to software updates. These services are typically sold for a one-year term and are sold either as part of a multiple-element arrangement with software licenses or are sold separately at the time of renewal.

Revenues derived from consulting and training are recognized upon performance of the services provided that the amounts due from customers are fixed or determinable and deemed collectible by management. Deferred revenue primarily represents advance billings for software services, which include software maintenance, consulting, training and license prepayment fees.

(f) Research and Development and Software Development Costs

In accordance with SFAS No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed*, the Company has evaluated the establishment of technological feasibility of its various products during the development phase. Due to the dynamic changes in the market, the Company has concluded that technological feasibility is not established until the development phase of the project is nearly complete. The Company defines technological feasibility as the completion of a working model. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is very short and, consequently, the amounts that could be capitalized are not material to the Company's financial position or results of operations. Therefore, the Company charges all research and development expenses to operations in the period incurred.

(g) Foreign Currency Translation

Assets and liabilities of the foreign subsidiaries are translated in accordance with SFAS No. 52, *Foreign Currency Translation*. In accordance with SFAS No. 52, assets and liabilities of the Company's foreign operations are translated into U.S. dollars at current exchange rates, and income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses arising from translation are accumulated as a separate component of stockholders' equity. Gains and losses arising from transactions denominated in foreign currencies are included in other income and were not material for the periods presented.

(h) Retirement Plan

Effective January 1997, the Company amended the Gensym Corporation 401(k) Plan (the "Plan") to allow for employer matching contributions. The Company has elected to contribute an amount equal to 50% of the first 4%, and 25% of the next 4% of an employee's compensation (as defined) contributed to the Plan as an elective deferral. The Company's contributions to the Plan were $197,000 in 2001, $267,000 in 2000, and $262,000 in 1999.

(i) Concentration of Credit Risk

Generally accepted accounting principles require disclosure of any significant off-balance-sheet risk or credit risk concentrations. Financial instruments, which potentially subject the Company to concentrations of credit risk, are principally cash, cash equivalents, investments and accounts receivable. The Company places its cash, cash equivalents and investments in highly rated institutions. For the fiscal years ended December 31, 2001 and 2000, no single customer accounted for more than 10% of the Company's total revenue. One customer accounted for 12% of the total revenue in 1999. One customer accounted for 17% of total accounts receivable at December 31, 2001. No single customer accounted for greater than 10% of accounts receivable at December 31, 2000. The Company has no significant off-balance-sheet risk such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.

(j) Comprehensive Loss

In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, *Reporting Comprehensive Income*. SFAS No. 130 requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions, other events and circumstances from nonowner sources. Comprehensive loss is disclosed in the accompanying consolidated statements of stockholder's equity (deficit).

The components of comprehensive loss are as follows:

(In thousands)	2001	2000	1999
Net loss	$(3,749)	$(12,816)	$(1,952)
Other comprehensive loss:			
Foreign currency translation adjustment	220	(394)	(516)
Less: reclassification adjustment for translation adjustment losses included in net loss	595	—	—
	$(2,934)	$(13,210)	$(2,468)

(k) Loss per Share

In accordance with SFAS No. 128, *Earnings per Share*, basic loss per share was computed by dividing net loss by the weighted average number of common shares outstanding during the periods. Diluted loss per share is the same as basic loss per share due to the net loss recorded in all years presented. For the years ended December 31, 2001, 2000, and 1999, the computation for diluted loss per share excludes the effect of 1,386,680 shares, 1,705,412 shares, and 1,169,294 shares, respectively, issuable from assumed exercise of options, as their effect would be antidilutive.

(l) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(m) New Accounting Pronouncements

In January 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS Nos. 137 and 138. This statement establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. Adoption of SFAS No. 133 did not have a material impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations*. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Adoption of this statement did not have a material impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but instead goodwill is subject to at least an annual assessment for impairment by applying a fair-value-based test. The Company does not expect that the adoption of this statement will have a material impact on its consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect that the adoption of this statement will have a material impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a *Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.* Under this statement it is required that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early adoption permitted. The Company does not expect that the adoption of this statement will have a material impact on its consolidated financial statements.

(2) FINANCING AGREEMENTS

On March 28, 2001, the Company entered into an account receivable purchase agreement with a bank. This facility provides the Company the ability to borrow up to 80% of the Company's qualified and eligible gross domestic accounts receivable up to a maximum of $2.5 million. Borrowings under this agreement will be at an interest rate of 2% per month of the average gross daily purchase account balance, plus an administration fee of 1% of gross purchased account receivables. On August 16, 2001, the Company signed a renegotiated agreement with the bank that does not include restrictive financial covenants. The total available borrowings, interest rate and administrative fee under the renegotiated facility remain unchanged. At December 31, 2001, the Company had no borrowings outstanding under this facility. Amounts under this facility are secured by substantially all of the corporate assets of Gensym Corporation. This facility may be terminated by either party, at any time.

In September 2001, the Company obtained bridge loans of approximately $1.0 million to meet cash needs from a group of investors consisting of a Gensym business partner and eight individuals, including a Gensym founder and all of the members of the board of directors. On November 9, 2001, the principal and accrued interest totaling $1,046,000 on the loans were repaid from the net proceeds related to the sale of the NetCure product line.

(3) STOCKHOLDERS' EQUITY (DEFICIT)

(a) Common Stock

The Company's authorized capitalization consists of 20,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock.

(b) Stock Option Plans

The following table shows the Company's stock option plans, the number of shares reserved for issuance by the Company's Board of Directors, and the number of shares available for future issuance as of December 31, 2001:

Plan Name	Number of Shares Reserved for Issuance	Number of Shares Available for Future Issuance as of December 31, 2001
1987 Stock Plan	600,000	—
1994 Stock Option Plan	534,850	24,520
1995 Director Stock Option Plan	100,000	18,000
1995 Employee Stock Purchase Plan	1,000,000	249,422
1997 Stock Incentive Plan	500,000	168,032
2000 Stock Incentive Plan	800,000	289,999
	3,534,850	749,973

The 1987 Stock Plan provided for the grant of incentive stock options, nonqualified stock options, stock awards, and direct sales of stock. The Board of Directors has resolved not to grant any more options under the 1987 Stock Plan. The 1994 Stock Option Plan provides for the grant of incentive stock options and nonqualified stock options. The 1997 Stock Incentive Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock and other stock-based awards. The 2000 Stock Incentive Plan, approved by the stockholders in June 2000, provides for the grant of incentive stock options, nonqualified stock options, restricted stock and other stock-based awards. Under these plans, incentive stock options may be granted at an exercise price not less than the fair market value of the Company's Common Stock on the date of grant or, in the case of 10% stockholders, not less than 110% of the fair market value. Nonqualified options may be granted by the Board of Directors at its discretion. The difference, if any, between the exercise price and the fair value of the underlying Common Stock at the measurement date is charged to operations over the vesting period of such options. The terms of exercise of options granted under these plans are determined by the Board of Directors. Incentive stock options expire no later than 10 years after the date of grant.

The 1995 Director Stock Option Plan (the "Director Plan") was approved by the stockholders in January 1996 and was amended in May 1997. The Director Plan provides for the grant of options to purchase Common Stock of the Company to non-employee directors of the Company. On June 30 of each year, each non-employee director is granted an option to purchase 10,000 shares of common stock at an exercise price equal to the then current fair market value. These options vest in equal portions over a five-year period and expire 10 years from the date of grant.

During 1999, in conjunction with the hiring of the chief executive officer, the Company granted options to purchase 361,111 shares at an exercise price of $3.25, outside of any existing stock option plans. During 2000, in conjunction with the hiring of the vice president marketing and the hiring of the vice president finance & administration and CFO, the company granted options to purchase 10,000 and 34,845 shares, respectively, at an exercise price of $5.44, outside of any existing option plans. These stock options were issued at the fair market value on the date of grant. During 2001, both the chief executive officer and the vice president marketing left the Company which resulted in the cancellation of 371,111 options issued outside of existing option plans.

The following table summarizes the stock option activity for each the three years in the period ended December 31, 2001:

	Number of Shares	Exercise Price per Share	Weighted Average Exercise Price
Outstanding at December 31, 1998	729,639	$3.00–$10.00	$4.44
Granted	656,320	2.75–5.25	3.45
Exercised	(24,156)	3.00–3.88	3.13
Canceled	(192,509)	3.00–7.50	4.35
Outstanding at December 31, 1999	1,169,294	2.75–$10.00	3.92
Granted	773,600	0.72–9.31	3.53
Exercised	(93,744)	2.81–7.50	4.11
Canceled	(143,738)	2.75–9.31	4.78
Outstanding at December 31, 2000	1,705,412	0.72–$10.00	3.66
Granted	993,117	0.27–1.78	0.52
Canceled	(1,311,849)	0.27–9.31	3.13
Outstanding at December 31, 2001	1,386,680	$0.27–$10.00	$1.91
Exercisable at December 31, 2001	534,811	$0.37–$10.00	$3.21
Exercisable at December 31, 2000	605,177	$2.75–$10.00	$4.17
Exercisable at December 31, 1999	340,741	$3.00–$10.00	$4.53

The range of exercise prices for options outstanding and options exercisable at December 31, 2001 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$0.27 – 0.27	235,000	9.76	$0.27	—	—
$0.30 – 0.31	50,000	9.68	0.30	—	—
$0.37 – 0.37	275,000	9.59	0.37	83,334	$0.37
$0.40 – 0.40	10,000	9.65	0.40	—	—
$0.60 – 0.60	139,000	9.95	0.60	—	—
$0.65 – 0.97	190,850	9.23	0.85	92,318	0.92
$1.06 – 3.81	139,819	8.37	3.23	115,661	3.35
$3.84 – 4.44	139,544	7.37	3.93	116,289	3.93
$4.50 – 5.44	145,033	7.13	5.10	78,234	4.83
$6.00 – 10.00	62,434	5.88	7.72	48,975	7.76
	1,386,680	8.84	$1.91	534,811	$3.21

The Company's 1995 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in November 1995 and approved by the stockholders in January 1996. The Purchase Plan authorizes the sale of common stock to participating employees. In January 1998, the Board of Directors amended the Purchase Plan to increase the number of shares of Common Stock reserved for issuance under the Plan from 200,000 to 500,000. In June 2000, the Board of Directors amended the Purchase Plan to increase the number of shares of Common Stock reserved for issuance under the Plan from 500,000 to 700,000. In May 2001, the shareholders approved an amendment the Purchase Plan to increase the number of shares of Common Stock reserved for issuance under the Plan from 700,000 to 1,000,000.

All employees of the Company meeting certain eligibility requirements are eligible to participate in the Purchase Plan. An employee may elect to have a whole number percentage from 1% to 10% of his or her base pay withheld during the payroll deduction period "Offering Period" for purposes of purchasing shares under the Purchase Plan. The price at which shares may be purchased during each offering will be 85% of the fair market value per share of the Common Stock on either the first day or the last day of the Offering Period, whichever is lower.The compensation committee of the Board of Directors may, at its discretion, choose an Offering Period of 12 months or less for each of the offerings and choose a different Offering Period for each offering. Under the Purchase Plan, the Company has sold 750,578 shares as of December 31, 2001.

(c) Stock-Based Compensation

SFAS No. 123, *Accounting for Stock-Based Compensation*, requires the measurement of the fair value of stock options to be included in the statement of income of disclosed in the notes to financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and elect the disclosure-only alternative under SFAS No. 123.

The Company has computed the pro forma disclosure required under SFAS No. 123 for all stock compensation plans during the three years ended December 31, 2001, using the Black-Scholes option pricing model under the fair value method prescribed by SFAS No. 123. The assumptions used are as follows:

	2001	2000	1999
Risk-free interest rate	4.15–5.41%	5.24–6.6%	4.80–6.38%
Expected dividend yield	0	0	0
Expected lives of option grants	7.0 Years	7.0 Years	7.0 Years
Expected volatility	231%	160%	90%
Weighted average fair value of options granted	$0.52	$3.53	$2.85

For the purposes of pro forma disclosure, the estimated fair value of options is amortized to expense over the vesting period. Had compensation costs for options and Purchase Plan shares been determined based on the fair value at the grant dates as prescribed by SFAS No. 123, the effect would have been as follows:

	2001	2000	1999
	(In thousands, except per share amounts)		
Net loss as reported	$(3,749)	$(12,816)	$(1,952)
Pro forma net loss as adjusted	(4,135)	(14,316)	(2,883)
Basic and diluted loss per share as reported	($0.57)	($2.01)	($0.32)
Pro forma basic and diluted loss per share as adjusted	($0.82)	($2.52)	($0.53)

(d) Stock Repurchase Program

In the third quarter of 1998, the Company began a program to repurchase up to 650,000 shares of its Common Stock on the open market. No shares were purchased in 2001. As of December 31, 2001, 501,300 shares had been repurchased at a cost of approximately $1,869,000.

(4) INCOME TAXES

As part of the process of preparing the consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating its current tax liabilities together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. Tax assets also result from net operating losses, research and development tax credits and foreign tax credits. The Company then assesses the likelihood that its deferred tax assets will be recovered from future taxable income and to the extent that recovery is not likely, the Company establishes a valuation allowance. To the extent a valuation allowance is established or increased in a period, the impact will be included in the tax provision in the statement of operations.

Loss before provision for income taxes consists of the following (in thousands):

	Years ended December 31,		
	2001	2000	1999
Domestic	(2,660)	(11,051)	(2,753)
Foreign	(803)	506	1,137
Total	(3,463)	(10,545)	(1,616)

The components of the provision for income taxes for each of the three years in the period ended December 31, 2001 are as follows:

	2001	2000	1999
		(In thousands)	
Federal			
Current	$ —	$ (7)	$ —
Deferred	(929)	(4,159)	(1,680)
	(929)	(4,166)	(1,680)
State			
Current	15	17	6
Deferred	79	(66)	(36)
	94	(49)	(30)
Foreign			
Withholding	108	77	133
Income	163	311	203
	271	388	336
Change in Valuation Allowance	850	6,098	1,710
	$ 286	$ 2,271	$ 336

Foreign withholding taxes represent amounts withheld by foreign customers and remitted to the applicable foreign tax authorities in connection with foreign revenues. Foreign income taxes represent corporate income taxes relating to the operations of the Company's foreign subsidiaries.

The components of the net deferred tax asset recognized in the accompanying consolidated balance sheets with the approximate income tax effect of each type of temporary difference are as follows:

	2001	2000
	(In thousands)	
Net operating loss carryforward	$ 8,076	$ 6,607
Research and development tax credit carryforward	1,561	1,561
Depreciation	218	199
Deferred revenue	360	312
Other temporary differences	817	1,503
	11,032	10,182
Valuation allowance	(11,032)	(10,182)
Net deferred tax asset	$ —	$ —

The net operating loss carryforwards expire on various dates through 2021 and are subject to review and possible adjustment by the Internal Revenue Service.

The Internal Revenue Code contains provisions that may limit the net operating loss and credit carryforwards that the Company may utilize in any one year in the event of certain cumulative changes in ownership over a three year period. In the event that the Company has had a change in ownership, as defined, utilization of the carryforwards may be restricted.

The Company has established a valuation allowance against its deferred tax asset to the extent that it cannot conclusively demonstrate that these assets "more likely than not" will be realized. Under SFAS No. 109, *Accounting for Income Taxes*, a deferred tax asset for the future benefit of a tax loss carryforward should be recorded unless a company makes a determination that it is "more likely than not" that such deferred tax asset will not be realized. Accordingly, a valuation allowance would be provided against the deferred tax asset to the extent that the Company cannot demonstrate that it is "more likely than not" that the deferred tax asset will be realized.

In determining the amount of valuation allowance required, the Company considers numerous factors, including historical profitability, estimated future taxable income, the volatility of the historical earnings, and the volatility of earnings of the industry in which it operates. The Company periodically reviews its deferred tax asset to determine if such asset is realizable. In 2000, the Company concluded, in accordance with SFAS No. 109, that the Company should not recognize the value of its deferred tax asset under the "more likely than not" test and therefore increased the amount of its valuation allowance to equal the entire deferred tax asset. This increase in the valuation allowance resulted in a charge to the provision for income taxes of $1,873,000 in the year ended December 31, 2000. The primary factors considered in evaluating the realizability of the deferred tax asset and the level of valuation allowance were the volatility of the historical earnings and the operating losses.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate as follows:

	2001	2000	1999
Provision at federal statutory rate	(34.0)%	(34.0)%	(34.0)%
State income tax, net of federal benefits	1.8	(0.3)	(1.2)
Foreign income and withholding taxes	12.1	1.8	(24.0)
Change in valuation allowance	24.5	57.8	105.8
Utilization of tax credits	—	—	(17.8)
Other, net	3.9	(3.8)	(8.0)
	8.3 %	21.5 %	20.8 %

(5) COMMITMENTS AND CONTINGENCIES

The Company leases its facilities and certain equipment under operating and capital leases. The future minimum annual payments under these leases at December 31, 2001 are as follows:

	Amounts (In thousands)	
For the Year Ended December 31,	Operating Leases	Capital Leases
2002	$1,452	$ 48
2003	1,220	27
2004	1,043	2
2005	954	—
2006	302	—
Thereafter	203	—
Total minimum lease payments	$5,174	77
Less: Amount representing interest		8
Present value of minimum lease payments		69
Less: Current portion		42
Long-term portion of capital lease obligation		$ 27

Rent, office lease and equipment lease expense under the above leases, net of rental income from sub-leases, was approximately $1,798,000 in 2001, $3,114,000 in 2000, $3,159,000 in 1999.

On August 14, 2001, the Company was served with a complaint in the matter of Rocket Software, Inc. v. Gensym Corporation, filed in Massachusetts Superior Court, Middlesex County. The complaint alleged that the Company breached a contract with Rocket Software, pursuant to which Rocket Software loaned $300,000 to the Company, by failing to repay Rocket Software the $300,000 plus interest when demanded. The complaint sought damages resulting from the alleged breach of contract and costs. The Company reached a settlement of this matter with Rocket Software, and executed a Settlement Agreement and Release, dated September 24, 2001 resulting in the repayment of the owed amount and interest. The matter is now concluded.

On November 13, 2001, the Company and its directors were served with a complaint filed by one of its stockholders. The lawsuit asserted claims for, among other things, alleged breach of fiduciary duty and waste of corporate assets in connection with the Company's rejection of a merger proposal, the adoption of its proposed rights offering, and the execution of a letter of intent relating to the sale of its NetCure product line. The complaint sought injunctive relief with respect to the merger proposal, the proposed rights offering and the sale of the NetCure product line. On November 16, 2001, the Company and its directors were served with an amended and supplemental complaint further asserting that its directors breached fiduciary duties by consummating the sale of the NetCure product line and allegedly refusing to negotiate in connection with the merger proposal. The amended complaint also added the party that had proposed the merger as a defendant and asserted a claim against such party for aiding and abetting the alleged breaches of fiduciary duties. The amended complaint sought injunctive relief with respect to the merger proposal, rescission of the NetCure sale, and compensatory and/or rescissionary monetary damages. On November 26, 2001, the court conducted a telephonic hearing on the plaintiff's motion for expedited proceedings, and denied the motion at the conclusion of that hearing. On November 27, 2001, the Company was advised by plaintiffs' counsel that, in light of the court's decision on the motion to expedite proceedings, the plaintiffs intended to file a further amended complaint. To date, the Company has not been served with a further amended complaint. The Company believes that it has meritorious defenses to all claims and intends to vigorously defend its position. It is not possible to predict the outcome of the complaint. In the opinion of management, the resolution of this matter will not have a material adverse effect on the Company's financial condition.

The Company is involved in various other lawsuits, claims and inquiries, most of which are routine to the nature of our business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial condition

(6) RESTRUCTURING CHARGE

a. Restructuring charge in the quarter ended March 31, 2001

In January 2001, the Company's management undertook a restructuring plan to reduce operating costs. The restructuring plan consisted of reductions in employee headcount, totaling 45 employees, or approximately 12% of the Company's workforce, from all operating groups and from all geographical areas. The $601,000 restructuring charge included on the accompanying condensed consolidated income statement of operations consists entirely of severance related costs. Approximately $533,000 was paid out against the restructuring charge in the year ended December 31, 2001. The remaining accrual of $68,000 was credited to restructuring in the quarter ended September 30, 2001 due to a change in estimate.

b. Restructuring charge in the quarter ended June 30, 2001

During the quarter ended June 30, 2001, the Company's management undertook a restructuring plan to reduce operating costs. The restructuring charge totaled $1,131,000 and was comprised of three items: 1) employee severance costs of approximately $474,000, 2) a write-off of the cumulative translation adjustment of $595,000 associated with the specific countries where foreign sales offices were closed and the Company decided to liquidate the related subsidiaries, and 3) the write-off of assets specific to the closing of the offices of approximately $62,000.

The $474,000 employee severance portion of the restructuring charge related entirely to the involuntary severance of 13 employees from all operating groups in the U.S. geographic area. Approximately $470,000 was paid in the year ended December 31, 2001, and the remaining $4,000 is expected to be paid by January 31, 2002.

c. Restructuring charge in the quarter ended September 30, 2001

In July and August 2001, the Company's management undertook separate and distinct restructuring plans to reduce operating costs. The restructuring plans consist of reductions in employee headcount, totaling

12 employees in July and 50 employees in August. The employees severed in July were from all operating groups and from the U.S. geographic area. The employees severed in August were from all groups and from all geographic areas. The Company recorded restructuring charges of approximately $125,000 and $770,000 during the quarter ended September 30, 2001 related to the July 2001 and August 2001 reductions in headcount, respectively. Approximately $125,000 was paid in the year ended December 31, 2001 related to the July severance. Approximately $535,000 was paid in the year ended December 31, 2001 related to the August severance, and the remaining $235,000 is expected to be paid by September 30, 2002.

(7) SALE OF A PRODUCT LINE

On November 9, 2001, the Company completed the sale of its NetCure product line for proceeds of $2.5 million. A gain of $2.0 million is included in other income in the accompanying consolidated statement of operations, and represents the gross proceeds received, less transaction costs of approximately $500,000.

(8) ACCRUED EXPENSES

Accrued expenses consist of the following at December 31, 2001 and 2000:

	2001	2000
	(In thousands)	
Accrued payroll and related expenses	$ 721	$1,651
Accrued commissions	319	467
Accrued bonuses	117	246
Accrued professional fees	530	481
Accrued taxes	383	568
Accrued sales office closing	51	522
Accrued royalties	92	—
Other accrued expenses	741	1,606
	$2,954	$5,541

In December 2000, there was a major emphasis on reducing the Company's worldwide sales infrastructure. At the time, management made the decision to close 11 sales offices, as some were not being fully utilized, due to staff cuts, and others had cost structures that could not be supported by the revenue generated by the office. The Company recorded $522,000 as a liability in December 2000 associated with the closing of 11 sales offices. The cost of closing each office was determined by adding the remaining lease obligation as of the estimated closing dates and administrative costs associated with the closing of each office and then subtracting an estimated sub-let revenue value. As of December 31, 2001, approximately $471,000 has been paid out against the accrual and there is $51,000 remaining in an accrued expense which is expected to be paid out by June 30, 2002.

(9) FINANCIAL INFORMATION BY GEOGRAPHIC AREA

Domestic and international sales as a percentage of total revenues are as follows:

	2001	2000	1999
United States	56%	56%	54%
United Kingdom	11	8	7
Rest of Europe	18	24	24
Other	15	12	15
	100%	100%	100%

Domestic and international long-lived assets, net of depreciation and amortization, are as follows:

	2001	2000
United States	$1,662	$1,755
Europe	368	347
Other	—	25
	$2,030	$2,127

(10) SEGMENT REPORTING

On December 31, 1998, the Company adopted SFAS No. 131, *Disclosure about Segments of an Enterprise and Related Information.* This pronouncement established standards for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance of the business.

The Company viewed its business as having two main product lines: 1) the Expert Manufacturing product line, which focused on expanding Gensym's presence in chemical, oil and gas, pharmaceutical, and other manufacturing industries; and 2) the Network Management product line, which focused on building Gensym's entrance into the Business-to-Business electronic infrastructure of networks, e-marketplace entrants, and Fortune 1000 companies. These product lines had their own specialized sales strategies, but shared business development, consulting, and training resources. The table below shows these business segments through December 31, 2001. With the sale of the Company's network management product line, NetCure, in the quarter ended December 31, 2001, management believes that it is no longer meaningful or efficient to evaluate and manage the business along two distinct market segments. As such, the Company, beginning in the quarter ended March 31, 2002, will no longer report multi-operating profitability segments.

The Company evaluated performance of its product line segments based on revenues and segment profitability. Segment profitability is defined by the Company as net contribution, which is computed based on gross profit less identifiable operating costs—principally selling costs. Identifiable assets consist primarily of: 1) accounts receivable in support of segment revenues, and 2) prepaid expenses, property and equipment, and deposits in support of employees dedicated to the specific segments. Unallocated corporate costs include operating expenses and assets not specifically identifiable to the Company's operating segments. Information as to the operations of the different segments is set forth below:

	Expert Manufacturing	Network Management	Unallocated Corporate Costs/Assets	Total
Year ended December 31, 2001				
Revenues	$ 9,593	$10,588		$ 20,181
Net contribution	$ 4,847	$ 3,546	$(13,759)	$ (5,366)
Identifiable assets	$ 3,016	$ 3,273	$ 3,643	$ 9,932
Fixed asset depreciation	$ 138	$ 214	$ 374	$ 726
Year ended December 31, 2000				
Revenues	$11,965	$15,610		$ 27,575
Net contribution	$ 570	$ 4,012	$(15,338)	(10,756)
Identifiable assets	$ 4,454	$ 6,537	$ 4,549	$ 15,540
Fixed asset depreciation	$ 206	$ 245	$ 460	$ 911
Year ended December 31, 1999				
Revenues	$17,196	$19,231		$ 36,427
Net contribution	$ 4,381	$ 5,975	$(12,475)	$ (2,119)
Identifiable assets	$ 6,690	$ 5,398	$ 14,846	$ 26,934
Fixed asset depreciation	$ 284	$ 296	$ 543	$ 1,123

(11) VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Allowance for Doubtful Accounts:				
Year ended December 31, 2001	$385	$149	$200	$334
Year ended December 31, 2000	$364	$134	$113	$385
Year ended December 31, 1999	$423	$305	$364	$364

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Gensym Corporation:

We have audited the accompanying consolidated balance sheets of Gensym Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gensym Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP

Boston, Massachusetts
March 25, 2002

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item will be included in our definitive Proxy Statement for our 2001 Annual Meeting of Stockholders to be held May 16, 2002 and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be included in our definitive Proxy Statement for our 2002 Annual Meeting of Stockholders to be held May 16, 2002 and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item will be included in our definitive Proxy Statement for our 2002 Annual Meeting of Stockholders to be held May 16, 2002 and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item will be included in our definitive Proxy Statement for our 2002 Annual Meeting of Stockholders to be held May 16, 2002 and is incorporated herein by reference.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENTS SCHEDULES AND REPORTS ON FORM 8-K

(a) (1) *FINANCIAL STATEMENTS*

The following documents are included in Item 8 of this Annual Report on Form 10-K:

Consolidated Balance Sheets as of December 31, 2001 and 2000
Consolidated Statements of Operations for each of the three years in the period ended December 31, 2001
Consolidated Statements of Stockholders' Equity (deficit) for each of the three years in the period ended December 31, 2001
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2001
Notes to Consolidated Financial Statements
Report of Independent Public Accountants

(2) *FINANCIAL STATEMENT SCHEDULES*

All schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

(3) *EXHIBITS*

The exhibits listed in the accompanying Exhibit Index are filed as part of this Annual Report on Form 10-K.

(b) *Reports on Form 8-K*

The following reports on Form 8-K were filed during the three months ended December 31, 2001:

On October 22, 2001, the Company filed a Current Report on Form 8-K, dated October 16, 2001, reporting, under Items 5 and 7, that the Company had entered into a letter agreement relating to the sale of the NetCure product line.

On November 21, 2001, the Company filed a Current Report on Form 8-K, dated November 9, 2001, reporting under Items 2 and 7, that the Company had completed the sale of its NetCure product line.

On November 26, 2001 and January 8, 2002, the Company filed Amendments No. 1 and 2, respectively, to the Current Report on Form 8-K dated November 9, 2001.Amendments No. 1 and 2 to the Current Report on Form 8-K dated November 9, 2001 included additional disclosure required by Item 7(b) of the Current Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GENSYM CORPORATION
(Registrant)

By: /s/ LOWELL B. HAWKINSON
Lowell B. Hawkinson
Chairman of the Board, Chief Executive
Officer and President

Dated: March 25, 2002

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

/s/ LOWELL B. HAWKINSON Lowell B. Hawkinson	Chairman of the Board, Chief Executive Officer nd President (principal executive officer)	March 25, 2002
/s/ THOMAS E. SWITHENBANK Thomas E. Swithenbank	Principal Financial Officer and Director (principal financial officer and principal accounting officer)	March 25, 2002
/s/ JOHN A. SHANE John A. Shane	Director	March 25, 2002
/s/ THEODORE JOHNSON Theodore Johnson	Director	March 25, 2002
/s/ BARRY R. GORSU Barry R. Gorsun	Director	March 25, 2002
/s/ ROBERT A. DEGAN Robert A. Degan	Director	March 25, 2002

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference to the Registrant's Annual Report on Form 10-K filed on March 31, 1997)
3.2	Amended and Restated By-Laws of the Registrant (Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996)
4.1	Specimen certificate for shares of the Registrant's Common Stock (Incorporated by reference to the Registration Statement on Form S-1 (File No. 033-80727) of the Registrant)
10.1	1987 Stock Plan, as amended to date (Incorporated by reference to the Registration Statement on Form S-1 (File No. 033-80727) of the Registrant)
10.2	1994 Stock Option Plan (Incorporated by reference to the Registration Statement on Form S-1 (File No. 033-80727) of the Registrant)
10.3	1995 Employee Stock Purchase Plan, as amended (Incorporated by reference to the Registrant's Proxy Statement filed on April 6, 1998)
10.4	1995 Director Stock Option Plan, as amended (Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997)
10.5	Amended and Restated Registration Rights Agreement, dated as of August 12, 1991, by and among the Registrant and the parties named therein (Incorporated by reference to the Registration Statement on Form S-1 (File No. 033-80727) of the Registrant)
10.6	Lease, dated as of January 1, 1995, by and between the Registrant and CambridgePark One Limited Partnership (Incorporated by reference to the Registration Statement on Form S-1 (File No. 033-80727) of the Registrant)
10.7	First Amendment to Lease, dated as of December 2, 1996, between the Registrant and CambridgePark One Limited Partnership (Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996)
10.8	Second Amendment to Lease, dated as of January 24, 1997, between the Registrant and CambridgePark One Limited Partnership (Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996)
10.9	Third Amendment to Lease, dated as of January 24, 1997, between the Registrant and CambridgePark One Limited Partnership (Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996)
10.10	Fourth Amendment to Lease, dated as of December 4, 1998, between the Registrant and CambridgePark One Limited Partnership (Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999)
10.11#	Distribution Agreement, dated as of January 1, 1995, by and among the Registrant, Itochu Corporation and Itochu Techno-Science Corporation (Incorporated by reference to the Registration Statement on Form S-1 (File No. 033-80727) of the Registrant)
10.12+	1997 Stock Incentive Plan (Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997)
10.13	Sublease Agreement, dated August 26, 1997, between the Registrant and Spaulding & Slye Services Limited Partnership (Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997)
10.14	Rights Agreement, dated as of April 8, 1997, between the Registrant and State Street Bank & Trust Company, as Rights Agent (Incorporated by reference to the Registrant's Current Report on Form 8-K filed on April 17, 1997)

10.15+	Severance and Settlement Agreement and Release, dated June 24, 1999, by and between the Registrant and Lowell B. Hawkinson (Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999)
10.16+*	Employment Agreement, dated August 3, 2001, by and between the Registrant and Lowell B. Hawkinson.
10.17+	Compromise Agreement, dated February 12, 2001, by and between the Registrant and Carl Davies (Incorporated by reference to the Registrant's Annual Report on Form 10-K for year ended December 31, 2000). Lease dated as of June 27, 2000 by and between the Registrant and Rodger P. Nordbloom and Peter C. Nordbloom, as Trustees (Incorporated by reference to the Registrant's Annual Report on Form 10-K for year ended December 31, 2000)
10.18+	2000 Stock Incentive Plan (Incorporated by reference to the Registrants Definitive Proxy Statement on Schedule 14A filed on April 24, 2000)
10.19+	Amendment No. 3 to 1995 Employee Stock Purchase Plan (Incorporated by reference to the Registrants Definitive Proxy Statement on Schedule 14A filed on April 24, 2000)
10.20	Accounts Receivable Financing Agreement, dated as of March 28, 2001, by and between the Registrant and Silicon Valley Bank (Incorporated by reference to the Registrant's Current Report on Form 8-K filed April 12, 2001)
10.21	Accounts Receivable Purchase Agreement, dated as of August 16, 2001, by and between the Registrant and Silicon Valley Bank (Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)
10.22	Bridge Loan, Standby Purchase and Debt Reduction Agreement, dated as of September 12, 2001, by and among the Registrant and the parties listed therein (Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)
10.23	Asset Purchase Agreement, dated November 9, 2001, between the Registrant and Rocket Software, Inc. (Incorporated by reference to the Registrant's Current Report on Form 8-K filed on November 21, 2001)
21*	Subsidiaries of the Registrant
23*	Consent of Arthur Andersen LLP
99*	Letter to Securities and Exchange Commission pursuant to Temporary Note 3T

Notes
* Filed herewith.
# Identifies exhibit with respect to which certain portions have been granted confidential treatment.
+ Identifies exhibits constituting management contract or compensatory plan of arrangement required to be filed as an exhibit to this Annual Report on Form 10-K

EXHIBIT 21

GENSYM CORPORATION

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Gensym International Corporation	Delaware
Gensym Securities Corporation	Massachusetts
Gensym FSC	U.S. Virgin Islands
Gensym Holding Company	Delaware
Gensym B.V.	The Netherlands
Gensym Canada Ltd.	Canada
Gensym GmbH	Germany
Gensym S.A.	France
Gensym Ltd.	United Kingdom
Gensym Srl.	Italy
Gensym MENA	Tunisia
Gensym AB	Sweden
Gensym Japan Corporation	Japan
Gensym Asia Pacific Pte, Ltd.	Singapore

EXHIBIT 23

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Gensym Corporation:

As independent public accountants, we hereby consent to the incorporation of our report dated March 25, 2002 included in this Form 10-K, into the Company's previously filed Registration Statements (File Numbers: 333-03855, 333-03857, 333-03861, 333-03863, 333-29707, 333-53455, 333-38464, 333-38488 and 333-63008).

/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Boston, Massachusetts
March 28, 2002

OFFICERS AND DIRECTORS

Lowell Hawkinson
Chairman, Chief Executive Officer, President
Gensym Corporation

Thomas E. Swithenbank
Chief Financial Officer
Gensym Corporation

Robert A. Degan
Private Investor

Barry R. Gorsun
Independent Consultant, Private Investor

Theodore G. Johnson
Independent Venture Investor

John A. Shane
President, Palmer Service Corporation



SHAREHOLDER INFORMATION

Stock Trading Information
OTC Bulletin Board
System Symbol: GNSM.OB

COUNSEL

Hale and Dorr LLP
60 State Street
Boston, MA 02109 USA

TRANSFER AGENT

EquiServe
150 Royall Street
Canton, MA 02021 USA

INDEPENDENT AUDITORS

Arthur Andersen LLP
225 Franklin Street
Boston, MA 02110 USA

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Thursday, May 16, 2002 at 10:00 a.m. at Gensym Headquarters, 52 Second Avenue, Burlington, MA 01803.

A notice of meeting, proxy and proxy statement will be mailed on or about April 12, 2002, at which time proxies will be solicited by the Board of Directors.

ANNUAL REPORT AND 10-K FORM

Additional copies of the Annual Report and Form 10-K, as filed with the Securities and Exchange Commission, are available without charge upon request:

Investor Relations
Gensym Corporation
52 Second Avenue
Burlington, MA 01803
Tel: (781) 265-7100
e-mail: IR@gensym.com

Corporate Headquarters

Gensym Corporation
52 Second Avenue
Burlington, MA 01803
Tel: (781) 265-7100
Fax: (781) 265-7101

European Headquarters

Gensym B.V.
Schipholweg 85
2316 ZL Leiden, The Netherlands
Tel: (31) 71 5682 600
Fax: (31) 71 5682 601

www.gensym.com